Exhibit 99.2

Integrated Annual Report 2022

03 – About this Integrated Report 48 – Environmental, Social and Governance Performance Introduction to the Report 49 – Our ESG Commitments Responsibilities in Preparing the Report 51 – Our ESG Governance 04 – Organizational Vision 53 – 56 – Our Environmental Responsibility ESG - related Products and Services 04 – Message from our Leadership 62 – ESG Initiatives 06 – 08 – 2022 Highlights Materiality 66 – Governance 09 – Relevant topics 67 – Corporate Governance 09 – Voluntary Commitments 72 – Ethics and Corporate Policies 10 – XP Inc. 76 – 77 – Data Privacy and Information Security Advisor Governance 11 – Our History 78 – Channels for Statements 14 – 15 – Our Culture, Values and Purpose Our Employee Value Proposition 80 – Risks and Opportunities 18 – Our Business Model 81 – Risks and Opportunities 22 – Our Performance in 2022 82 – Social, Environmental and Climate Risks 24 – Our Strategy 87 – Our Climate Responsibility 25 – Client Focus 91 – Exhibits 30 – 38 – People Diversity & Inclusion 105 – Summary of Methodologies 42 – Our Positive Impact 106 – International <IR> Framework 107 – SASB 108 – GRI Summary 2

Welcome to XP Inc . 's Integrated Annual Report, which provides an overview of our business, strategy, and performance for 2022 . Throughout this report, XP Inc . may be referred to as the "Company" or "XP Group”, an organization established in the Cayman Islands and listed on the Nasdaq in the United States . Our primary office and headquarters, as of December 31 st , 2022 , was in São Paulo . We also have offices in Miami and New York . XP Inc . 's Integrated Annual Report for 2022 demonstrates our commitment to transparency and the creation of long - term value for our stakeholders . We remain dedicated to providing exceptional service and to continuously improving our environmental, social and governance (ESG) responsibility . This report presents XP Inc . 's financial and non - financial information, along with our strategic vision, which enables us to create long - term value . Our main goal is to promote transparency and to explain how we create value for society and our stakeholders through our brands, business model, and performance . We strive to transform the financial markets in order to improve people's lives by investing our time and making every effort to deliver exceptional results . Introduction to the Report GRI 2 - 1 I 2 - 3 I 2 - 14 Responsibilities in Preparing the Report The Board of Directors of XP Inc . and the Environmental, Social and Climate Commission are responsible for the content, accuracy and completeness of this Integrated Report and our materiality . In our opinion, it represents a fair and balanced impression of the Company's performance, strategy and management, as well as its ability to create value for stakeholders . The Report also addresses important opportunities and risks arising from our strategy . About this Integrated Report We used the International Integrated Reporting Framework as a guide to develop our Integrated Report . Additionally, we adhered to the essential standards of the Global Reporting Initiative (GRI) and relevant standards of the Sustainability Accounting Standards Board (SASB) that apply to the financial sector . Our financial information includes XP Inc . and its subsidiaries, as identified on form 20 - F, which is available on XP Inc . 's Investor Relations website and the US Securities and Exchange Commission (SEC) . We comply with SEC standards to provide accurate and reliable financial information . XP Inc . is committed to improving its ESG and climate change responsibility, and as a result, we continue to implement the recommendations from the Task Force on Climate - related Financial Disclosures (TCFD) . The Exhibits and Summary of Methodologies, which are based on GRI and SASB indicators, can be found at the end of this report. Report profile p eriod from January 1st to December 31st, 2022 co n t a ct ir@xpi.com.br 3

Letter from our CEO To all our stakeholders, Since XP was founded back in 2001 , it has deeply transformed the historically concentrated Brazilian financial industry . We have always believed that to improve people’s lives we had to actively seek transformation and change the status quo . Fast forward to 2022 , the story was no different : we continued to offer best - in - class products and services to our clients, while taking a few steps further in the completion of our platform . Throughout the year, we have launched debit cards in XP and Rico brands, expanded credit card offering to Rico clients, launched the international investments platform, launched our digital assets trading platform, among other relevant developments of our existing products and services . In addition to the relevant impact on financial markets and clients’ experience with investments over 20 years, we are aware of our role in the Brazilian society . We recognize the long - term journey we are going through to integrate environmental, social and governance matters into our business and contribute to an increasingly sustainable planet . In 2022 , we continued to advance on the ESG agenda through our four pillars of action : sustainable investment solutions , sustainable transition , diversity and inclusion goals , and democratization of financial education . Message from our Leadership GRI 2 - 22 Organizational Vision 4

In the sustainable investment solutions front, we have one of the largest offerings of sustainable investment products in Brazil, with over R $ 12 billion in ESG - related Client Assets . Such products are distributed among ESG - themes funds, structured notes, and fixed income products . Allocation to ESG investments stood at 1 . 3 % of Client Assets and surpassed 227 thousand active clients . We believe there is still a large opportunity to develop sustainable investments in XP’s platform . 5 On the sustainable transition, we continued to adhere and support voluntary commitments, and international covenants, such as UN Global Compact, UN Women, Pact for the Promotion of Racial Equity, Carbon Disclosure Program (CDP), Partnership for Carbon Accounting Financials (PCAF), and Principles of Responsible Investment (PRI) . Besides, we continued to implement governance processes and environmental and climate transition methodologies into our daily activities . We have further advanced on our diversity and inclusion goals in 2022 . The percentage of female employees increased from 26 % in 2020 to 35 % in 2022 , while the percentage of black employees increased from 17 % in 2020 to 21 % in 2022 . Additionally, the percentage of employees with disabilities increased from 0 . 7 % in 2020 to 1 . 7 % in 2022 , while the percentage of LGBTQAIPN+ employees increased from 3 . 9 % to 6 . 0 % between 2020 and 2022 . We are proud of the recent diversity and inclusion milestones and reinforce our commitment to continually evolve over the next years . Finally, regarding the democratization of financial education, XP Institute was founded in March 2021 with the mission to transform financial education to improve people’s lives and build a better country . Our main goal is to provide financial education to 50 million people over the next 10 years . In 2022 , Instituto XP positively impacted the communities in which we operate, with projects such as Educação Financeira Transforma, as well as relevant partnerships with Instituto Anima to develop Finlab, Instituto Kondzilla, Nova Escola, iFood, and others that are detailed throughout this integrated report . As I look into the future, I see a long journey ahead, and I am very proud of the ecosystem we have created so far . I believe our long - term corporate strategy is based on three main pillars : leadership in investments, cross - sell, and differentiation through premium quality and service levels . We will continue to leverage on the new features and products of our ecosystem to expand our leadership in our core : Investments . XP currently has 8 % of total Client Assets in Brazil, having gained almost 4 % of market share since the beginning of 2020 . We believe we have the most complete and advanced platform in the market and the largest and most well - prepared financial advisory network in Brazil, and we continue to build upon this competitive advantage . Furthermore, we have a great opportunity to unlock more value through the cross - sell of additional products into our client base . While this is still very incipient, we can already see that the adoption of new products, such as cards, digital accounts, and insurance, have helped us gain more share of wallet from our clients and improve their satisfaction levels . XP will continue to focus on serving an increasing portion of our clients’ financial lives and meet all their financial needs . We believe this strategy will allow us to break the relationships that clients still have with the legacy banks . And finally, we continue to differentiate ourselves from competitors with premium quality and service levels across the entire ecosystem . As the main investment platform in the market, we have a great responsibility of always providing our clients with superior experience when they engage with XP, delivering them the best value proposition . We remain focused on maintaining our competitive advantages and strong culture as we continue to position ourselves as one of the challengers in the Brazilian financial markets in the years to come . This integrated report further elaborates on our most recent milestones achieved in 2022 . Hope you enjoy your reading. Thiago Maffra CEO

2022 Highlights New Products • Launch of verticalized life insurance product in both XP and Rico brands • Launch of International Investments Platform • Launch of XTAGE , our digital assets trading platform • Official launch of our Digital Account , in both XP and Rico • Official launch of Debit Cards , in both XP and Rico GRI 2 - 6 • • ESG Agenda companies and recommended ESG portfolio disclosure in ESG - related Client Assets • 45 ESG - labeled funds • 3 ESG ETFs on B3 • 9 ESG structured notes • 7 Sustainable - themed Fixed Income securities issued 6

2022 Highlights Financial Highlights KPIs Gross Revenue +10% YoY Gross Profit +10% YoY EBT - 10% YoY Net Income +0% YoY Net Margin - 292 bps YoY Total Client Assets +16% YoY Credit Portfolio¹ +67% YoY Retirement Plans Client Assets +27% YoY Cards’ TPV +140% YoY Notes: (1) Gross of provisions, does not include Intercompany or credit related to Credit Card operations. GRI 2 - 6 7

GRI 2 - 12 I 2 - 29 I 3 - 1 Stages of the materiality process Stakeholders’ engagement X P Inc . believes that the financial sector has a unique role in addressing environmental, social, corporate governance, and political - economic issues in the current context, particularly due to its influence over clients, shareholders, and the market as a whole . The methodology behind XP Inc . 's materiality research considered the direct impacts of its activities, the indirect impacts of its operations, the perspective of management and its main stakeholders in analyzing and identifying relevant ESG issues for the Company . In this sense, roles, responsibilities, and guidelines for monitoring commitments, goals, and indicators are defined by formalized and internal procedures . Materiality was listed in order to prioritize issues that support the company's strategy and culture, "core business" and the engagement with all our stakeholders . With this, we categorized the issues according to their level of priority, relevance to internal and external audiences, and indicated which Sustainable Development Goals ("SDGs") they relate to, not categorized in any special order within each prioritization band . Contacting and consulting with our stakeholders provides an understanding of the most significant impacts of our activities, products, services, and socio - environmental interactions both within and outside of XP Inc . In this sense, we can highlight several stakeholder engagement actions promoted by the company . Our main stakeholders are our shareholders, clients, employees, creditors, independent financial advisors, suppliers, among others . We promote several interactions throughout the year with our main stakeholders, such as : our quarterly earnings calls, in which we discuss our financial results for the quarter ; sporadic thematic events with our retail, corporate and institutional clients ; our main annual event EXPERT, which we consider to be the largest financial conference in Latin America, reuniting clients, independent financial advisors, and other relevant stakeholders ; among others . Moreover, our research department engages with our stakeholders by publishing thematic analyses covering topics such as ESG, market trends, economic sectors, inflation, interest rates, and company analyses . Among the publications, we have the ESG recommended portfolio, which selects the 10 best stocks from companies with relevance and prominence in ESG aspects . 1 . Review of methodologies and international references such as SASB, GRI, and Sustainability indexes (ISE and DJSI), along with the positioning and materiality matrix of banks and asset managers operating in the Brazilian and international markets ; 2 . Analysis of supplier profiles and criticality in ESG issues, based on the Institutional ESG positioning project, which also considered the perspective of this stakeholder group ; 3 . Interviews with our leaders and key professionals in various business areas to identify XP Inc . 's key material topics, which considered aspects of organizational culture, corporate strategy, and business vision ; 4 . Consultation and electronic surveys regarding the awareness and relevance of ESG issues among our clients and key stakeholders ; 5. Validation of prioritized, highly relevant, and less relevant topics by the company's executive board. Materiality 8

# Relevant Topics

*GRI 3-2*

## Priority Topics

- ESG integration into XP Inc.'s products and services
- Financial Education
- Diversity & Inclusion
- Our Customers' Data Privacy and Security

## Topics with High Relevance

- Ethics in Business
- Relationship with our Employees
- Working with our Clients
- Transparency in Business Practices and Communication of Conditions for Products and Services
- Risk Management Processes and Practices
- Monitoring the Regulatory Environment
- Impacts of Climate Change
- Social Action

## Topics with Medium Relevance

- Management of Environmental Impacts (use of natural resources and waste management)
- Relationship with our Suppliers

# Voluntary Commitments

XP Inc. believes that for a stronger environmental, social, and corporate governance strategy, it is essential to adhere to and support voluntary commitments, programs, and international covenants. As a result, we were able to strengthen Environmental, Social and Climate practices in our business decisions and internal practices

XP Inc. is a signatory to the following initiatives:

### Diversity & Human Rights

ONU MULHERES

PACTO DE PROMOÇÃO DA EQUIDADE RACIAL

mover

Rede Empresarial de Inclusão Social

### Sustainable Development

UN GLOBAL COMPACT

### Sustainable Businesses

PRI Principles for Responsible Investment

### Climate and Environmental Changes

CDP PCAF

9

_Our History _Our Culture, Values and Purpose _Our Employee Value Proposition _Our Business Model _Our Performance in 2022 10

2001 Founding of XP Investimentos We started as an Independent Financial Advisor in a 25 m² office in Porto Alegre. 2002 Creation of XP Educação Financial education was and still is one of our main pillars to improve people's lives. In 2002, we created our first course to teach people how to invest in equities "Learn to Invest in the Stock Exchange for a price of BRL 300." 2006 Founding of XP Asset Management We founded our own asset manager, seeking to offer an increasingly complete portfolio of products for institutional investors and individuals seeking independence, robustness and consistency in their investments. 2007 We became a Broker Dealer We took our first step towards becoming the largest broker dealer in Brazil, through the acquisitions of Manchester CTVM and AmericaInvest CTVM. 2009 We reached #1 on the BM&FBovespa volume ranking among independent broker dealers #1 in the B3 ranking Our History GRI 2 - 1 I 2 - 6 2001 – 2009 Building our Pillars: the beginning of the impossible 11

## 2010 – 2018

Gaining Scale

### 2010

**Actis Investment**

We received our first R$100 million investment from Actis, a British Private Equity fund, valuing XP at R$500 million.

### 2011

**Acquisition of Infomoney**

Infomoney is the largest investment website in Latin America. It reached approximately 8 million monthly unique visitors in 2022.

### 2012

**Investment from General Atlantic and Dynamo**

General Atlantic and Dynamo become our shareholders, with a check for R$430 million, valuing XP at R$1.4 billion.

### 2014

**Acquisition of Clear**

With an innovative digital proposal, Clear is our brand focused on trader investors, offering a 100% digital experience at low costs. With a simple and intuitive Home Broker, Clear is integrated with the best trading platforms on the market and was the first broker dealer to set brokerage fees to zero in Brazil, back in 2018.

### 2014

**Launch of XP Securities in Miami**

That same year, we took our first step into the American market, further expanding the investment options for our customers.

### 2016

**We became the largest independent broker dealer in Brazil**

At the time the second largest broker dealer in the country, Rico became our brand focused on self-served customers, with an accessible and 100% virtual platform. Rico has a proposal for asset allocation and portfolio diversification, in addition to promoting several educational contents on investments for beginners and professional investors.

### 2017

**Investment by Itaú Unibanco**

Valuing our business at R$12 billion, Itaú acquired 49% of XP's shares, further validating our disruptive business model.

12

## 2019 – Present

**Expansion to new horizons**

### 2019


Nasdaq

**IPO on Nasdaq**

Valuing XP at R$63 billion, we had the largest IPO of a Brazilian company at the time.

### 2020

**XP Bank and reduction of brokerage fees**

We launched XP Bank's first credit products, with competitive fees and providing a better experience for our customers. We have further reduced brokerage fees.

### 2021

**Launch of XP Inc. BDRs**

The spin-off event with Itaú Unibanco took place in October 2021, alongside with the launch of our BDRs on B3, democratizing access to XP shares for Brazilian investors.


[B]³

### 2021



**XP Credit Card**

Launching of our Visa Infinite Credit Card, the first with investback, no fees and no extra costs.

Just two years after the first launch, we would be recognized as Brazil's best credit card by *Melhores Cartões*.

### 2021


Instituto XP

**Instituto XP**

During Expert ESG, the largest ESG event in Brazil, we announced the launch of its Instituto XP. Its goal is to bring financial education to 50 million people in 10 years.

**Sponsor-investor of COB**

XP as sponsor-investor of the Brazilian Olympic Committee and Team Brazil: investing on Tokyo Olympic Games, 2022 Winter Olympics, 2023 Pan and 2024 Paris Olympic Games.

### 2022

**Digital Account, Rico Cards and more**

In 2022, we launched our digital account, expanding banking services available to our XP and Rico clients. In the same year, we launched our Visa Infinite Credit Card in the Rico brand.

In 2022, we also launched XP's own life insurance, international investment platform for retail investors, and XTAGE, our digital assets trading platform.


VISA
rico

**Sponsor-investor of Aston Martin F1**

In 2022, we kept investing in Brazilian sport through our sponsorship of Aston Martin F1.

13

GRI 2 - 1 I 2 - 23 I 2 - 6 Our Culture, Values and Purpose Open Mind Our openness to new possibilities and our ability to adapt are features that make us evolve and always improve. Client Focus We are determined to exceed our clients' expectations, always putting them first in our decisions. Big Dream We aim at the impossible, we believe that it can come true, and we can get there together, one step at a time. Entreprene u r i al Spirit We build the future with our own hands, with the highest level of commitment and sense of ownership. Since our foundation in 2001 in a small office of independent financial advisors in Porto Alegre, the culture and purpose of our company are experienced daily . We strongly believe that we have such a strong culture that is lived daily by our employees and that is an important factor on our successful history until today . Our purpose of improving people's live and our four values are what drives our day - to - day attitudes . As we have grown a lot in recent years, we have updated what we expect from each one of our values, so they connect even more with our employees and XP Inc . 's new challenges . This was a simple change, but one that has the potential to greatly impact how we create and maintain a strong and aligned team to go even further . Values that are the real foundation of XP Inc. 14

In 2022 , we have developed our Employee Value Proposition . This is how we translate our identity into attributes capable of engaging and attracting talents to our company . It also works as a criterion to offer the best version of XP Inc . as a place to work . This is what brings clarity and coherence to our actions and strengthens our employer brand inside and outside the company . Based on a diagnosis built with groups of employees, potential new talents and our leadership, we've come to four foundations that translate our attributes . We are trailblazers We know that our tomorrow is great, because we build our future with our own hands, tirelessly . We're proud of what we have done and even more proud of what's to come . We are transformers Anyone who wants to change the financial market must follow what happens in the world . Adapting to the new without measuring efforts . It's about the paths we're going to open . About the challenges we will overcome . We are determined Behind extraordinary challenges, there are people willing to achieve them . People who are thirsty to learn . People who are open to new opportunities every day . We are powerful teams What moves us in the same direction is our ambition to do more and better . We are resilient and strong - willed people . We are a high - performance team driven by non - conformist people . We drive our culture based on our people GRI 2 - 23 11 15 Our Employee Value Proposition

We know that an attentive look at the company's culture is what leads us even further, with team spirit, persistence, and resilience . That is why we have tools on which we rely on to manage our culture . In 2022 , we kept the same initiatives so we can look at the background of each employee's journey at XP Inc . Market Survey: A systemic quantitative and qualitative view with a comparative basis within the financial services, technology and startups market in Brazil and worldwide, carried out every two years. 360 Appraisal : Takes place every six months with the objective of measuring the cultural alignment of our employees with an appraisal of their leaders, peers, team and stakeholders (on average 20 appraisers per employee) . This appraisal is used in the performance and meritocracy cycle and directly impacts each employee's compensation . Pulse Survey : Carried out monthly, it has 3 dimensions – leadership, company, and team . Pulse is the basis for all improvement action plans carried out by the People & Management area, as well as the leaders of XP Inc . 's areas, with the support of its HR Business Partners . e - NPS: The Employee Net Promoter Score and the Leadership Net Promoter Score are measured systematically throughout the year . The eNPS, measured monthly, is a final goal present in the People & Management team up to the top leadership, as well as part of our CEO's goal . Glassdoor : Follow - up, monitoring, and analysis of comments on the platform, regarding points that mention XP Inc.’s culture. We are open to innovation always based on facts and data , with no fear of making mistakes and willing to correct . We take a leading role in decision - making and focus our time on long - term generation . This is how we define our values . We put our client's interests as a priority. We aim for the impossible, build the paths together and get there. And how do we manage this culture? How do we ensure that everyone is following what we call the XP Inc.’s Culture Code? With metrics and data, but also with examples to be followed. 16

The new era of hybrid work: How XP has overcome the challenge of a new way of working With the pandemics left behind, and many learnings from the 100 % remote work period (XP Anywhere), it was time to unite both worlds . Hybrid work has become a reality, and XP once again took the first step towards the future : hiring people from all around the globe remotely at the same time we accommodate in our spaces the ones with best performance in - office . The result was ' XP+ ', a new program to give guidance about how we work, focusing on delivering more flexibility and productivity for the diverse and strong team we have . Our premises: + Freedom with responsibility + Wellness with possibilities + Performance with self - management 13 17

We are a Brazilian holding company with more than 20 years of history, owner of technological platforms for investments, financial services, financial education and financial - related media and content platforms, encompassing brands such as XP, Rico, Clear, InfoMoney and XP Educação . We are dedicated to being transparent, focusing on our clients, through innovation and technology, providing financial education, sustainable growth, and a robust business ecosystem through a high - performance team aligned with our big dream of transforming the financial markets to improve people’s lives . In order to deliver the best solutions for our clients, we need to go beyond and offer solutions that leave a positive legacy for our society . To build our business and compete with the major Brazilian banks, we seek to leverage state - of - the - art technologies that bring differentiation and operational efficiencies to scale our business . In recent years, we have been able to consistently innovate, develop our own technological solutions and evolve our business model in several integrated phases that complement each other and increase our capabilities . We believe that this evolution has enabled us to achieve consumer confidence in XP Inc . 's brands and companies, contributing to the revolution in the way financial services are offered in Brazil . Our Business Model XP Business Model GRI 2 - 6 I 2 - 7 18

The first broker dealer in Brazil specialized in Equities . The traders' preferred brand, it is the one that most leads Brazilians to invest in the Stock Exchange . Clear, which became part of XP Inc . in 2014 , was the first broker dealer to offer zero brokerage fees in Brazil . Rico is our 100 % digital investment platform . We offer simple and uncomplicated content about the universe of investments, as well as a complete portfolio of products for clients to invest more and better . Since 2020 , brokerage fees are not charged for online stock trading at Rico, reinforcing the commitment to democratization of investments in Brazil . Financial Services XP Investimentos was how we first started and is still our main brand up to this day . With transparency and a wide variety of investment products, XP offers the best solutions aligned with the interests and profile of each individual investor . Besides investment products, the XP brand also offers banking products, like our credit card and digital account . This is the brand available for Independent Financial Advisors linked to XP Inc . Education XP Educação is our technology and financial education school . Our goal is to combine education with career development in order to develop exceptional professionals . In 2022 , we launched our first undergraduate application process, resulting in one of the most competitive entrance exams in Brazil, with over 127 , 000 applicants . Instituto XP has a big dream of transforming people's lives through financial education because it believes that it is possible to have a healthier relationship with money . The organization's primary focus is to implement programs and projects that benefit minority groups, with a particular emphasis on young people, students from public schools, and women . We are committed to providing all of our courses and projects to beneficiaries at no cost . Media InfoMoney, acquired in 2011 , is the largest investment website in Latin America . It reached approximately 8 million monthly unique visitors in 2022 . Our Brands 19

Financial Education and Digital Content Platform XP Educação is one of the leading financial education platforms in Brazil . It offers courses, MBAs and learning tools that seek to teach its students about a variety of topics related to the investment world, from basics to most sophisticated techniques and advanced strategies . In addition, we have a variety of digital contents aimed at educating our clients and providing democratic access to information about the financial markets in Brazil . This universe includes the Infomoney, EXPERT (digital platform and annual conference) and group Primo, for example . Financial Advisory Services Our experts advise and support our clients in a variety of activities related to the financial universe . Such services include, for example, advisory services for retail and institutional clients, private banking for high income clients, international financial services, and structuring and issuance of financial products for corporate clients and issuers . Open Product Platform We offer an open financial product platform to our clients, encompassing both proprietary and third - party products . The open nature of our platform was the first of its kind in Brazil, and a key driver of XP Inc . 's success . Investors may access our services through different channels : via direct channels of XP Inc . companies (XP, Rico or Clear) or via our Independent Financial Advisors, which stood at approximately 12 , 300 in December 2022 , located in more than 2 , 550 offices in 242 cities in Brazil . We distribute a wide range of financial products and services, seeking to offer our clients solutions with a differentiated value proposition compared to the offers from traditional banks in Brazil . Among the main solutions we offer, the following stand out : (1) Financial Advisory Services, (2) Open Financial Product Platform, and (3) Financial Education and Digital Content Platform . Our Products and Services 20

# Our Main Products

| Product | Description | Clients |
|---|---|---|
| **Equities** | Hundreds of stocks, options, futures, structured products and listed funds | Retail, Corporate and Institutional |
| **Fixed Income** | Both primary and secondary markets of CDs, Government Debt, and Corporate Credit Securities | Retail, Corporate and Institutional |
| **Funds Platform** | 200+ XP Asset Management funds, 500+ third-party funds from 160+ asset managers | Retail, Corporate and Institutional |
| **Retirement Plans** | R$60+ billion in Client Assets from both XP Vida & Previdência and third-party asset managers | Retail |
| **Cards** | 688 thousand active credit and debit cards in brands XP and Rico | Retail |
| **Credit** | R$17.1 billion in Credit Portfolio in 2 years, 90%+ collateralized with investments in our platform and 0.1% NPL | Retail and Corporate |
| **Insurance** | Distribution of P&C and life insurance products from third-parties and proprietary life insurance | Retail |

21

Notes: (1) Gross of provisions, excludes intercompany and credit card related loans. 22 2022 2021 Δ YoY Total Client Assets 946 815 +16% Total Net Inflow 155 230 - 33% Active Clients (in ‘000s) 3,877 3,416 +14% IFAs (in ‘000s) 12.3 10.3 +20% Retail DATs (in mn) 2.4 2.7 - 11% Cards’ TPV 24.9 10.4 +140% Credit Portfolio¹ 17.1 10.2 +67% ▪ Total Net Inflow was R$155 billion , or R$12.9 billion per month, despite a tough year, with interest rates in Brazil increasing by 450 bps, reaching 13 . 75 % at year end . ▪ Throughout 2022 , over two thousand advisors were added on a net basis, resulting in 12 . 3 thousand IFAs, demonstrating the strength of our value proposition, and that the quality of the platform continues to attract entrepreneurs even during tougher cycles for investment activity . ▪ Total TPV was R $ 25 billion , a growth of 141 % YoY, with an increase in penetration and in total eligible client base . ▪ Total Credit portfolio reached R $ 17 . 1 billion as of December 2022 , + 67 % YoY . Over 90 % of our credit portfolio is collateralized with investments in our platform . The 90 - day Non - Performing Loan (NPL) ratio was 0 . 1% . Our Performance in 2022 Main KPIs (in R$ bn, unless stated otherwise)

2022 2021 Δ YoY Gross Revenue 14,036 12,799 +10% Gross Profit 9,382 8,555 +10% Gross Margin (in %) 70.3% 70.8% - 54bps EBT 3,445 3,815 - 10% EBT Margin (in %) 25.8% 31.6% - 578bps Net Income 3,580 3,592 0% Net Margin (in %) 26.8% 29.7% - 292bps ▪ Gross Revenue totaled R $ 14 billion in 2022 , up 10 % versus 2021 and reinforcing the increased resilience of our business model . In a challenging scenario for Retail Equity and Issuer Services revenues, the main positive drivers were (i) Institutional, (ii) Corporate and (iii) Fixed Income, Float and Cards within Retail . ▪ Gross Margin was 70 . 3% , a decrease of 50 bps YoY, mainly related to the positive performance of Cards revenue and its associated investback charge . ▪ Overall, after a tough year, with rising interest rates and political turmoil, Net Income was R $ 3 . 6 billion , relatively flat YoY, despite the challenging scenario . Our Performance in 2022 Main KPIs (in R$ bn, unless stated otherwise) 23

Our Strategy 24 _Client Focus _People _Diversity & Inclusion _Our Positive Impact

Our purpose is to transform the financial markets in order to improve people’s lives . In order to do so, we constantly seek to generate value for all of our stakeholders . In 2022 , we generated a total of R $ 14 . 2 billion in revenue, and distributed R $ 8 . 6 billion, with 46 % of that being distributed to our employees through direct compensation, profit sharing, social security charges and other benefits . Approximately R $ 625 million were distributed back to society, in the form of federal, state and municipal taxes paid by XP Group . Compensation on third - parties capital was approximately R $ 417 million and compensation on equity was close to R $ 3 . 6 billion, representing 42 % of total distributed value added . We remain committed to creating more value and, most importantly, distributing the value we create back to our stakeholders and overall society . Direct Economic Value Generated (R$ billion) Value Generation GRI 3 - 3 I 201 - 1 SASB FN - EX - 550A.3 | FN - AC - 270A.3 Client Focus 8 .8 13 .0 14 .2 2020 2021 Distribution of Value Added – 2022 (R$ bilion) 2022 36% 37% 46% 38% 41% 42% 25% 1% 2020 2021 7% 5% 2022 2% 20% Personnel and charges Compensation on equity 25 Taxes, fees and contributions Compensation on third - parties capital

At XP Inc . , our unwavering focus over the past 21 years has been to enhance the lives of our clients . We have continuously strived to innovate across various fronts, guided by our commitment to delivering exceptional client experiences . A significant testament to our dedication to client satisfaction is our steadfast emphasis on the Net Promoter Score (NPS), a well - recognized metric used to evaluate loyalty and customer satisfaction . The NPS measures the likelihood of clients recommending our company or its products/services to others . In line with our commitment to transparency, we regularly publish our NPS on a quarterly basis, providing insights into our clients' satisfaction over the preceding six months . As of December 2022 , our NPS stood at an impressive 73 . We diligently track our NPS across all our brands and channels on a daily basis, enabling us to glean valuable insights into client perceptions and their overall satisfaction with our offerings . Moreover, the NPS metric carries significant weight within our CEO's goals dashboard, highlighting its integral role in shaping our organizational priorities . We demonstrate our commitment to continuously improving our clients’ experiences and take our customers' satisfaction very seriously, from the ideation of new products to the implementation of each project in practice . Maintaining a high NPS score remains a priority for XP, as our business model is built around customer experience. 2021 76 2020 71 2022 73 NPS 26

We intend to fulfill our purpose of transforming the financial markets to improve people's lives, continuing our history as a revolutionary and transforming company . In this journey, we will ensure the best experience for our clients and partners, encourage entrepreneurship, build the best company for our employees, and generate even more value for our shareholders . We understand that there are important developments calling for great effort and coordination from our team, but that can make all the difference in achieving our big dream . Therefore, we have structured a Transformation Program that strikes these evolutions through the following main pillars : (i) Strategy ; (ii) Client Vision ; (iii) Culture and People ; (iv) Operating Model ; (v) Digitalization ; (vi) Evolution of Tech, Operations, and Data . In October 2021 , we launched our company - wide Transformation Program and by the end of 2022 we have implemented the new operating model across 100 % of the company . The main purpose of this new operating model is achieving greater agility, client focus and efficiency . We have applied modern concepts of organizational structure and restructured the company into Business Units . These units combine all different capabilities needed to deliver a mission focused on our clients . Consequently, the teams have better communication, greater autonomy, and higher quality decisions as everyone that matters has a seat at the table . Beyond the operating model, we will continue our Transformation journey throughout 2023 , focusing on the remaining pillars, such as in reimagining our processes and building the required capabilities . Transformation 27

Finan ce The finance and investments knowledge brings awareness of our personal finance, enabling us to manage our choices better and realize dreams faster . The school goes beyond and prepares investment enthusiasts for a career as an investment advisor . To support students in the face of the challenges of starting or transitioning their career, we have gathered the best - performing advisors to teach them the safest and fastest ways to achieve the best results . In 2022 , we had approximately 140 students enrolled in postgraduate courses focused on Investment Advisory, MBA in Stocks and Stock Picking, and MBA in Investments and Private Banking . Additionally, we had over 7 , 000 students subscribed to various courses in finance and technology . Technology In the next few years, jobs in the tech industry are expected to grow exponentially . The technology professional must be open to continuously learning and connected to new technologies and market challenges . Our Technology School has more than 80 courses focused on technology and 100 % of teachers working in the market . We adopt a practical, immersive and interactive teaching model to offer professional training aligned with the demands of the new digital economy, in a unique educational ecosystem . In 2022 , we had approximately 2 , 800 students enrolled in postgraduate courses focused on technology, including Data Science, Business Intelligence, Data Engineering, Data Analytics, Machine Learning, Cybersecurity, Innovation and Digital Transformation, among others . Additionally, we had over 7 , 000 students subscribed to various courses in finance and technology . GRI 2 - 6 I 2 - 7 XP Educação was born from the integration of two schools : IGTI, a reference in technology education, and Xpeed, XP's finance school . We are transforming the traditional educational model and reversing the logic of education : we already embody the DNA of innovation and audacity from XP, and now we are bringing all of our companies' expertise into the classroom . In 2022 , we had approximately 10 , 000 students in graduation, postgraduate and courses . XP Educação: Finance and Technology 28

## Digital Content

InfoMoney is currently the largest success case of digital financial journalism in Brazil. A benchmark in technology, editorial content and distribution of innovative products such as the Top Finance and Business Podcasts in the country: From Zero to Top, Stock Pickers, as well as events, forums, guides, among others.

### 2022 in Big Numbers

**77+** million website visits
**377+** million pages visited

**Infomoney is available on all the main content platforms:**

**37+** million views on Instagram

**8.6+** million views on YouTube

**8.0+** million monthly unique views on Infomoney

**5.0+** million podcasts downloaded


DO ZERO
AO TOPO

29

• XP Educação courses free of charges or with up to 80 % discounts, partnership with Udemy Academic for learning and development programs, with openings allocated by class following internal criteria, exclusive investment advice and access to exclusive investment opportunities . GRI 2 - 19 I 401 - 2 I 401 - 3 At XP Inc . , we value open and equal communication, and encourage the sharing of new ideas and opinions . We believe in learning and growing quickly, through experience, making mistakes, and continuously improving . We do not conform to the status quo, and instead propose practical and simple improvements to drive our business forward . We seek challenges that are beyond our abilities and strive to deliver exceptional results . We recognize that health and wellness are increasingly important topics in today's world . That's why at XP Inc . , we are carefully examining this issue . We are raising this topic to our leadership, reassessing our benefits, and redesigning our wellness strategy as a whole . Our goal is to encourage our employees to seek sustainable balance and quality of life . While we recognize that there are several challenges ahead, we are committed to evolving our approach to this agenda in 2022 and beyond . Preserve your health • Health and Dental plans, Gympass and access to Optum, a program to psychological, financial, social and legal support. Save money • Meal voucher, food voucher, day care allowance, exclusive investment advice and access to exclusive investment opportunities. Optimize time • Six - month maternity leave, 20 - day paternity leave, breastfeeding support room, bike parking with locker room Invest in yourself People 30

GRI 2 - 7 I Total Employees GRI 405 - 2 Mathematical ratio of base salary and compensation for women in relation to men in the company GRI 2 - 7 I 2 - 8 I 2 - 30 I 405 I 405 - 2 SASB FN - AC - 330a.3 I SASB FN IB - 330a.3 GRI 2 - 8 I Information about employees and other workers¹ Employees Profile 3 , 6 5 1 2,429 6,928 6,192 2019 2020 2021 2022 2020 2021 2022 Average of women's compensation to men 95% 93% 97% 2021 2022 Men Women Total Men Women Total Employees ex - interns and apprentices 3,986 1,975 5,961 4,365 2,280 6,645 Interns and Summer Students 132 88 220 163 117 280 Apprentices 2 9 11 1 2 3 Total Employees 4,120 2,072 6,192 4,529 2,399 6,928 Third - Party Service Providers 717 534 1,251 688 592 1,280 All employees in Brazil have collective wage agreements, however, for employees who work in other offices outside the country, local laws are followed. Notes: (1) XP Inc. does not have temporary employees (up to 6 months) or part - time employees (up to 4 hours). All reported service providers are temporary (up to 6 months). 31 GRI 2 - 30 I Collective bargaining agreements

GRI 2 - 8 I 3 - 3 I 405 I 405 - 1 SASB FN - AC - 330a.3 I SASB FN IB - 330a.3 Employees Profile 40.3% 45.6% 1.3% 1.7% Under 30 years old 30 to 50 years old 50+ years old GRI 405 - 1 Age Groups 2021 2022 58.3% 52.7% Notes: (1) XP Inc. does not have temporary employees (up to 6 months) or part - time employees (up to 4 hours). All reported service providers are temporary (up to 6 months). 32 Under 30 years old 30 to 50 years old 50+ years old Men Women 2021 2022 2021 2022 2021 2022 2021 2022 2021 2022 Composition of the 0 0 10 9 2 2 92% 91% 8% 9% Board of Directors Composition of the 0 0 12 11 1 2 92% 100% 8% 0% Executive Board GRI 2 - 8 I Information about employees and other workers¹ Under 30 years old 30 to 50 years old 50+ years old Men Women Total Superintendent / VP 0 52 12 61 3 64 Manager / General Manager 87 980 54 661 460 1,121 Coordinator / Consultant 193 751 22 636 330 966 Technician / Analyst / Supervisor 1,933 1,579 17 2,441 1,088 3,529 Operational 670 284 11 566 399 965 Interns 275 5 0 163 117 280 Apprentices 3 0 0 1 2 3 Total Employees 3,161 3,651 116 4,529 2,399 6,928 GRI 405 - 1 I Diversity in governance bodies and employees

Monitoring admission and dismissal rates allows us to identify opportunities for improvement in our internal processes, as well as the establishment of targets for improving these indicators . As part of these efforts, we have implemented exit interviews to understand potential motivations behind voluntary exits . Additionally, we conduct bi - monthly “Pulse Engagement Surveys” to recognize the needs and areas of concern among our employees . These measures are taken to enhance employee engagement and address any potential issues . 33 GRI 2 - 7 I 3 - 3 I 401 I 401 - 1 GRI 401 - 1 I New hires and employee's turnover Social Performance Voluntary exits Involuntary exits Men Women Total Men Women Total 547 238 785 521 296 817 Voluntary and involuntary exits by gender Notes: (1) XP Inc. does not consider interns and apprentices to calculate the turnover. 2021 2022 Men Women Under 30 years old 30 to 50 years old 50+ years old Men Women Under 30 years old 30 to 50 years old 50+ years old Hired Employees 2,035 1,335 1 , 587 1,721 45 1,487 851 1,357 952 29 Employees 4,838 2,606 2 , 657 3,359 84 4365 2,277 2,882 3,611 114 Termination 656 245 344 535 16 1,068 534 557 1,007 38 New hire rate 42% 51% 60% 51% 54% 34% 37% 47% 26% 25% Turnover 14% 9% 13% 16% 19% 24% 23% 19% 28% 33%

Goals & Performance GRI 404 I 404 - 1 Onbo a rding At XP Inc . , we breathe meritocracy and have a robust meritocracy cycle . The topic is key to our culture and is one of the pillars underpinning the way we think about people in the company . Thus, we use well - defined and unfolded goals within the teams, ensuring the Company's good direction, constant results, continuous improvement and transparency about the results that need to be achieved . At XP Inc . , we rely on a 360 Appraisal to understand how much people live our purpose and values every day, and we measure the most important aspects we look for in the performance of our leaders . Resulting in a meritocratic appraisal that seeks to recognize those who have achieved their goals and are in line with the company's culture . We also have "People's Forums," which calibrate the performance of the 360 appraisals and goal scores, improving accuracy of the process . As a result, we remove appraisal biases and the impact of external factors (such as the market or a crisis) on performance . New employee onboarding is the process of integrating a new team member into our company and its culture, providing them with guidance and training on tools and processes . At XP Inc . , we strive to innovate every day and ensure our employees have the best possible experiences . Our new employees should be aligned with our culture, purpose, way of working, customer - centricity, diversity, ecosystem, history, practical knowledge, and be inspired . In 2021 , our onboarding process transitioned from a one - day program to a 4 - day immersion program, with each day dedicated to one of XP Inc . 's core purposes, incorporating a mix of synchronous and asynchronous moments . In 2022 , XP transformed the 4 - day onboarding into a 90 - day program, extending the experience to the first 90 days of the employee's journey . In addition to the 4 days of "Welcome", new hires receive communication guidelines with an emphasis on culture, business, and people practices, and participate in monthly meetings such as "Chat with XP Partners" . We believe that a well - structured onboarding process contributes to a better internal experience and serves as a ramp - up lever . As a result, we achieved an average NPS score of 97 in 2022 and satisfactory numbers in mitigating turnover within the first 3 months of employment . GRI 404 - 1 Total and average hours of onboarding training per year per new employee 34 Onboarding Training 2020 2021 2022 Total hours 4,806 36,102 28,380 Average hours 2.7 10.9 10.8 GRI 2 - 20

Leadership plays a crucial role in the success of XP Inc . , and as such, the Company places a strong emphasis on providing developmental opportunities for our high - performing leaders . In addition to roundtable discussions and lectures, we have implemented four initiatives . The XPonential Program , aimed at delivering a unique and comprehensive development experience for our high - potential leaders . This initiative is designed to exponentially enhance the leadership capacity of managers who are recognized as talents and hold relevant positions within our organization, as we firmly believe they represent the future of XP Inc . The Shift program is a leadership development initiative for squad leaders at XP Inc . It focuses on developing their skills in leading multidisciplinary teams and managing digital products . This program equips leaders with the competencies needed to excel in their roles, navigate challenges, and drive success in XP Inc . The Leader Academy is a leadership development initiative at XP Inc . that aligns leaders with their roles in the company and provides training in People and Management practices . This program equips leaders with the skills needed to fulfill their responsibilities and contribute to the company's success . The last one of our key initiatives for leadership development is the annual Leadership Offsite , organized by our People & Management team . This face - to - face event brings together our company's leaders to share our organization's strategy, conduct integration activities, and promote team cohesion and growth . It serves as a valuable platform for leaders to exchange ideas, enhance their leadership skills, and contribute to the overall success of XP Inc . In the past year, our leaders have shown a strong commitment to their development, with an average of 18 hours per leader spent in leadership programs . GRI 3 - 3 I 404 I 404 - 1 35 GRI 404 - 1 Total and average hours of leadership training per year per leader Leadership Leadership Training 2020 2021 2022 Total hours 3,721 15,256 19,800 Average hours 6 15 18

# Qualification and Training

*GRI 3-3 I 404 I 404-1 I 404-2*

At XP Inc., employees have access to specific materials and training on culture, compliance and internal policies. After joining the company, several training courses are organized to prepare new employees for an environment of constant feedback and performance analysis, with emphasis on Goal Training, Feedback Training and Field Day.

### XP Campus

XP Inc. also offers XP Campus, which has been restructured from a client focus approach to building an end-to-end learning ecosystem.

The initiative covers all employees of XP Inc. and has a portfolio of regulatory content, but mainly focuses on offering content that accelerates the employees' career and the development of essential skills for the future of XP Inc.

Through these initiatives, employees have access to institutional initiatives and workspaces segmented by area or project. We currently have 24 workspaces on different topics.

| Indicator | XP Campus Results |
|---|---|
| Monthly active users (% of total employees) | 84% |
| Average monthly access per user (# of sessions) | 2 sessions |

Every week new content is uploaded (soft and hard skills) to enable employees to keep evolving, and encourage continuous learning within the company, making employees play leading roles in their own careers.

### Udemy Business

At the end of 2021, we established a partnership with Udemy Business, in which a limited number of licenses of the online course platform are distributed to XP Inc. employees. We had two groups of six months each, providing access for over 1,200 employees.

The objective was to encourage even more autonomy and protagonism among our talents. We developed a scalable "learning and development program", which offers personalized training for our employees wherever they are.

Some relevant highlights about the first two groups that participated:

| Indicator | Udemy Results |
|---|---|
| Total number of hours consumed | 12,987 hours |
| Average hours consumed per user | 14.5 hours |
| Active users (% of users) | 86% |

In 2023, we will continue with the initiative, making minor improvements in the dynamics, and encouraging continuous learning by employees and fostering their development.

36

Developer Training Program In 2022 , we invested in the training of software development professionals, through a program in partnership with Trybe, technology school that is a reference in the training of professionals in the area . This program encompasses a class of 300 people, for which XP paid for 50 % of the course for all students and offered an allowance of one salary for 50 students . The class is made up of 40 % women and 49 % black people, and from this group, 151 people were hired in September 2022 . XP Future XP Future is an institutional program for professionals with an already established career in the commercial area of other industries who are looking for a career transition to the financial markets, which involves selecting the best talent from different industries in the market and providing a platform to facilitate their career transition into financial advisors . In this program, we have in - person training in São Paulo ; commercial management structure in all states and regions of Brazil ; participation in the XP University for technical training ; touch points with the company's top executives and access to a hands - on track for improving commercial techniques and preparation with the best market specialists . During 2022 , we have trained over 50 professionals in all regions of Brazil and have over 200 professionals still in the training process, with plans to expand to more than 200 new professionals in 2023 . Through XP Future, we provide professionals from different industries in Brazil with the opportunity to achieve their professional dreams, providing the best possible ecosystem of training, culture and work tools . GRI 3 - 3 I 404 I 404 - 1 I 404 - 2 At XP Inc . , we use technology as a lever for growth and development . In 2022 , we had different corporate programs for our interns, training of developers through our partnership with Trybe, and training of new financial advisors through our innovative XP Future program . Internship Program In 2021 , we had the first XP Inc . Internship Program, with over 10 , 000 applicants and 85 interns hired . In 2022 , there were more than 25 , 000 applicants in our internship programs, which represents a 150 % increase year - over - year, with 210 hired interns . The new interns will be taking part in more than 20 specialties and will help us build XP’s future together . Through synchronous and asynchronous stages, our selection process focused on identifying and prioritizing culture and learning ability, while choosing the best people for our challenges . XP Inc . ’s internship program had a 6 - month journey with a complete development experience of soft skills and hard skills accompanied by our development team . 37 Corporate Programs Interns 2021 2022 Women 42% 47% Black people 44% 37% LGBTQAIPN+ 12% 14% PwDs 4% 3%

GRI 3 - 3 I 401 I 405 In 2022 , XP Inc . has continued to develop initiatives related to its ESG strategy . Our goal remains to impact more than 500 thousand people by 2025 , with an investment of R $ 35 million in diversity . The idea is to reach the entire financial market with different actions, including the encouragement to quality training in technology and data analysis . Diversity & Inclusion Diversity Strategy At XP Inc., the Diversity & Inclusion ("D&I") theme is always focused on encouraging an inclusive and healthy work environment, with a focus on improving people's lives. The Diversity Commission brings together members of the Executive Board to monitor the development of this agenda in the Company. Affinity groups foster advancement in the D&I theme: is the women's collective is the collective for the inclusion of people with disabilities and accessibility; is the collective of black people is the collective for the creation of a safe and diverse environment for LGBTQIA+ persons. XP Inc. partnered with institutions already recognized for their work on the racial equality issue, as well as with other institutions focused on the development of a more inclusive environment and professionally training persons with disabilities. 38

39 GRI 3 - 3 I 404 I 405 Main numbers and initiatives¹ We have further advanced in our diversity and inclusion metrics in 2022, as seen in the charts below: Diversity Metrics Notes: (1) Data considers own employees, including interns and apprentices. Numbers are based on a census on the diversity of internal employees (not considering service providers). (2) We started to track the metric black people as a percentage of total leaders only in 2021. 26.5% 33.4% 34.6% 12.0% 26.5% 27.8% 2020 2021 2022 Women Women as a percentage of total employees Women as a percentage of total leaders 17.6% 19.9% 20.6% 2.0% 12.2% 2020 2021 2022 Black people Black people as a percentage of total employees Black people as a percentage of total leaders² 0.7% 1.1% 1.7% 2020 2021 2022 PwDs PwDs as a percentage of total employees 3.9% 5.2% 6.0% 2020 2021 2022 LGBTQAIPN+ LBTQAIPN+ as a percentage of total employees

In 2022, we created XP Inc.'s Working Groups , who have helped to develop actions to improve the level of representativeness in the company. These groups were held by the D&I team along with leaders of Affinity Groups. We started 2022 with the "Women that transform" campaign (in Women's Month), supported by the women collective MLHR 3 , followed by the "Just be" campaign, from the LGBTQIAP+ collective . We also had a month focused on the Person with Disabilities inclusion (with Incluir collective) and Black November (from Blacks collective) . All actions had talks with external guests, videos, lives, posts on social media platforms (Teams, LinkedIn, and Instagram) and collaborations with some allies of Affinity Groups ; Mentoring program exclusively for Affinity Groups members; Alongside with Affinity Groups nominees, we developed a "Safe Space" survey to learn more about the XP journey of our diverse team inside the company ; Other activities held over the year : Blacks Meeting with Rachel Maia, Chat with Women, Talk Incluir, and Seja Happy Hour ; Partnering with Talent Acquisition team, we had frequent job positions notices (affirmative ones) to support our main programs . This year, we also launched other programs: In May, the Treasury Training Program had diversity as one of its premises in the recruitment process; XP Educação started off its free and online under graduation program with 5 courses related to tech areas; We also launched the Afrolab Preta Poupa, featuring PretaHub . It's an immersive program focused on supporting and fostering financial education to Brazilian black and native people entrepreneurs ; XP Inc. has made a partnership with UXPM to kick off the PretaOn program, exclusively for women, enabling them to make a career transition with trainings costs 100% on XP. Besides these programs and partnerships, we also had many affirmative positions opened in different departments aiming to bring more diverse people to XP Inc. 40 Diversity Initiatives

39 Pact for Inclusion of People with Disabilities XP Inc.'s adhesion since 2021, and as a result, assumed commitments to promote the rights of Persons with Disabilities. 41 GRI 3 - 3 I 401 I 405 In 2022 , we maintained our commitments with some of the most important partnerships we already had relationship with during the past years . These organizations provided us different benchmarks in racial equality, inclusion and good ESG practices, supported and organized projects dedicated to the theme and were recognized in relation to our D&I practices . Rodrigo Mendes Institute Is a non - profit organization whose mission is to help every person with a disability to have a quality education in an ordinary school . XP Inc . supports its Endowment Fund to reinforce actions for Inclusive Education . As a result, the Company received the Inclusive Education Seal . MOVER For the second year, XP Inc . is one of the signatory companies to the movement, whose main pillars are : Leadership, Awareness, Employment, and Training . The main goals of the group include the generation of 10 , 000 new positions for black people in leadership positions by 2030 . By participating in MOVER, a public commitment was made as agents of transformation to collectively evolve in an anti - racist journey . Pact for Racial Equality XP Inc . 's adhesion has happened in 2021 and has the length of 2 years . This Pact encourages the voluntary adhesion of companies interested in meeting social demands for greater racial equality, social awareness and transparency . Voluntary Commitments

Our Positive Impact Voluntary Commitments GRI 2 - 29 I 3 - 1 I 203 - 2 I 413 - 1 Instituto XP was founded in March 2021 , with the purpose of driving the transformation of financial education in Brazil, empowering people to choose the life they want for themselves . So that everyone – from an early age – understands the influence of finance in their own life, learning to take care of their money, themselves, and their future . Its goal is to provide financial education to 50 million Brazilians in a situation of financial vulnerability within a period of ten years, and for this, it relies on an ecosystem of strategic partnerships capable of educating, inspiring, mobilizing and acting on different fronts . The entity acts as a grant maker to support civil society programs and organizations whose final beneficiaries are minority groups, primarily children and youth, public school students and women . All initiatives of the XP Institute - including online courses, in - person activities, educational games, contests, among others - are free for the public . Instituto XP is dedicated to provide financial education to Brazilians, contributing to the achievement of several Sustainable Development Goals (SDGs) . Our work is aimed at empowering people to live more dignified lives with greater freedom of choice and better conditions to fulfill their dreams and contribute to society . We aspire to transform Brazil into a financially educated nation, where everyone has the knowledge and skills to manage their finances effectively . Our mission is to empower individuals and communities through financial education , creating a more equitable and prosperous society . We believe that financial education has a profound impact on people's lives, from their personal finances to their mental health . We know that financial education can transform lives . People with knowledge about financial education can budget, manage day - to - day expenses, save and invest resources, and achieve their dreams . Our work aims to provide Brazilians with the tools to improve their financial well - being and contribute to a more prosperous society . 42

Confronted with such a significant challenge, the XP Institute aims to promote financial education in Brazil through a strategy based on the following four pillars: Further below, we provide additional details and noteworthy highlights of our main projects and partners: EDUCATE Rolling up our sleeves with the right partners to develop educators and foster and disseminate financial skills for all . and private leaders, organizations, entrepreneurs, customers, volunteers, and society as a whole . INSPIRE By supporting initiatives and real cases, Instituto XP shows that this transformation is possible and necessary . The focus is sensibilization for bring close even who think this cause is not for them . Engaging employees, educators, researchers, social, MOBILIZE Acting in partnership and network . Instituto XP encourages people, social organizations – public and private – and all their knowledge to co - create innovative solutions and drive new practices and policies for a single purpose . ACT Based on professional management, we establish clear goals and results to act consistently and give the movement a long life . Instituto XP pillars 43

We aim to provide financial education to 50 million individuals in 10 years fostering knowledge, understanding, and empowerment in the realm of personal finance and investment . We are committed to implementing a comprehensive range of initiatives to reach its ambitious goal of 50 million individuals educated, which includes : Educational Programs and Resources, Workshops and seminars, Online Platforms and Context, Partnerships and Collaborations . Since 2021 , we have been monitoring the evolution of this goal, measuring the indicator of people directly impacted by the initiatives of "Instituto XP”, we started impacting around 290 , 000 people . In 2022 , we defined projected goals to monitoring our evolution and started monitoring the indicator of people indirectly impacted as well, even if this indicator is not considered in our public goal of directly impacting 50 million people with financial education . GRI 2 - 29 I 3 - 1 I 203 - 2 I 413 - 1 Main numbers and goals Total number of people impacted in 2022 (in millions) 2.6 44 4.2 17 . 1 2022 Projected goal People directly impacted People indirectly impacted

# Instituto XP Projects

*GRI 405*

## Financial Education Tournament

The Financial Education Tournament is a gamified course that spans 10 hours of learning and is conducted on WhatsApp, utilizing artificial intelligence to provide customized tracks for students ranging from 6th grade in Elementary School to 12th grade in High School. The primary objective of this tournament is to foster accessible knowledge on financial education for both teachers and students alike. At the conclusion of the tournament, prizes such as notebooks, Kindles, and XP courses are awarded to both students and teachers.

- In its 2nd edition, the tournament received over 35,000 registrations from all regions of Brazil.
- The average score of the project among students and teachers was 82.

## Educação Financeira Transforma Award

The Educação Financeira Transforma Award, the largest of its kind in Brazil, is an initiative of Instituto XP to inspire, recognize, connect, and empower individuals and organizations that are actively working to transform financial education in the country. In addition to the awards and recognition presented during an in-person ceremony, the finalists also become part of the Instituto XP's Financial Education Network.

- A total of R$480 thousand in prizes are awarded, with R$30 thousand awarded to the winners and R$10 thousand to the other finalists.
- There are 8 recognized categories: Nano and Micro-influencers, Teachers, Researchers, Students, NGOs, Digital Solutions, and the XP Ecosystem.
- In its 2nd edition, there were over 600 registrations and approximately 400,000 votes in the popular voting stage.
- The judging panel featured renowned experts in finance and entrepreneurship, such as Nathalia Arcuri (Me Poupe), Thiago Nigro (Primo Rico), Konrad Dantas (Kondzilla), Edu Lyra (Gerando Falcões), along with the Editor-in-Chief of InfoMoney, Raquel Balarin.



instituto XP
Agradecemos
a sua presença!
PRÊMIO EDUCAÇÃO
FINANCEIRA TRANSFORMA

45

As defined as the "Financial Times" for young people, Instituto XP in partnership with Magia de Ler has launched Tino Econômico, a free financial education newspaper distributed in public and private schools for children and teenagers . Additionally, the newspaper has an online portal version for access . Instituto XP also has a financial education column in Jornal Joca, with a focus on children . The goal is to provide important information in an accessible way, promoting the formation and engagement of students with financial education . • Over 119 , 000 printed copies of Jornal Tino Econômico have been distributed to schools throughout Brazil, reaching over 480 , 000 students . Instituto XP has partnered with Nova Escola, a leading social education platform and the most recognized brand among Basic Education teachers in Brazil . The partnership involves the production and availability of free content, courses, and lesson plans to strengthen the performance of teachers in public schools throughout Brazil . • In 2022 , 479 , 497 teachers were reached with lesson plans and content . Tino Econômico e Joca Instituto Kondzilla Instituto XP and Instituto Kondzilla have launched a partnership to provide financial education to youth through the web series "Vai Pagar para Ver," in which MCs were interviewed to discuss money - related topics . Additionally, various content was created and published on social media with influencers to raise awareness about financial education in a light and engaging manner . The jointly created content has already reached over 2 million people on social media . Instituto XP is also a co - creator of the "Escola de Criadores" initiative developed by Instituto Kondzilla . The aim of this initiative is to prepare young people for the job market through classes on various topics, such as audiovisual production, entrepreneurship, and financial education . Fi nL ab Instituto XP has partnered with Instituto Anima to develop an Innovation Laboratory in Educational Policies, which focuses on designing, implementing, monitoring, and evaluating evidence - based programs and projects . This partnership aims to introduce the first integrated methodology (Finland + Stanford) for financial education in Brazilian public schools . The project's mission is to transform the financial habits and attitudes of young Brazilians and their relationship with money, emphasizing the importance of financial decision - making and its implications throughout adulthood, such as financial vulnerability, exposure to fraud, participation in informal financial systems, unconscious consumption, debt, and savings . The initiative aims to become an innovative system that develops the student journey aligned with BNCC and contributes to the professional development of teachers and public administrators . Instituto XP Partnerships 46 GRI 405 Teacher Training

Games : Piquenique e Bons Negócios The Instituto XP supported the Instituto Brasil Solidário (IBS) to boost the distribution of financial education games to 100 , 000 children, from Oiapoque to Chuí . The games, “Piquenique and Bons Negócios”, created by IBS, contribute to financial education for children and youth in a playful and accessible way . “Piquenique” is a board game that teaches financial planning and entrepreneurship, while “Bons Negócios” is a card game that teaches concepts of negotiation and investment . • With the support oh Instituto XP, the initiatives h a v e i m p a c t e d 3 8 7 p u b l ic s c h oo l s , 6422 teachers and 102 , 194 students . Free online courses Instituto XP offers a bundle of free online courses on Financial Education in EAD format on the XP Educação platform . There are 5 courses that cover basic behavioral finance content for youth, adults, couples, and even beginner investors . Instituto XP Partnerships 47 GRI 405 Partnership with iFood Instituto XP has partnered with iFood to provide financial education to accredited delivery drivers and restaurant employees, ranging from small to large establishments, on the iFood platform . Through this partnership, we offer the online course "Equilíbrio Financeiro" (Financial Balance) for free on iFood's Decola platform, a content portal aimed at professional development of delivery drivers and business growth .. Escola do Trabalhador 4.0 Course Instituto XP, in partnership with Microsoft Brasil, offers free financial education through the Escola do Trabalhador 4 . 0 , a project by the Ministry of Labor and Social Security in collaboration with Microsoft Brasil that provides free courses on digital skills as part of the Programa Caminho Digital . The course "Financial Education Using Excel" offered by Instituto XP covers basic fundamentals of budgeting, expense tracking, debt prevention, saving, and getting started with investing . Já_É! Program In partnership with Artemísia, Instituto XP supports the Já_É! Program, which promotes open platform models to scale impact businesses' solutions, validate market opportunities, and foster innovation .

Environmental, Social and Governance Performance 48 _Our ESG Commitments _Our ESG Governance _Our Environmental Responsibility _ESG - related Products and Services _ESG Initiatives

GRI 2 - 22 I FN - IB - 410 a . 3 XP Inc . recognizes that the ESG agenda is a journey . To move consistently in this direction, our Company is engaged in integrating ESG issues into both our internal activities and our business, contributing to the transition to a more sustainable world . ESG Positioning XP Inc. ESG Statement To deliver the best solutions for our customers, we need to go beyond and understand how these solutions leave a positive legacy for our society. Changes are necessary and urgent. But for transformation to happen, we cannot rely only on the government and specific initiatives. We all need to be protagonists in building a better world. We recognize our role in supporting the transition to a more sustainable world. We know that this is a journey. It will be walked together with our employees, customers, investors, partners, and the market. We are a company of people for people. Therefore, we want to inspire Brazilians on the journey of transforming Brazil. We believe that investments generate value for society and the environment. We want to increase the knowledge, engagement, and development of effective solutions so that the ESG agenda is at the core of business models and the decision - making process. Make investments your voice. XP Inc. 49 49 Our ESG Commitments

XP Inc. wants to be a company that takes responsibility for its legacy and that inspires others to also follow this path. Therefore, throughout our entire business ecosystem, we seek to be protagonists and lead the ESG agenda. In 2022, XP continued to advance our ESG agenda through our four pillars of action: • Structuring and distribution of ESG - labelled products • ESG education for stakeholders • Dedicated ESG Research team 1 Provide sustainable investment solutions 2 Prioritize our sustainable transition • Search for recognition from third parties with international visibility • Adherence to Commitments, Pacts and Working Groups • Implementation of governance processes and ESG methodologies • Offsetting our carbon footprint 3 Achieve diversity & inclusion goals • Internal goals to become a more diverse company • Creation of inclusive programs and job opportunities • Support to affinity groups and creation of the Diversity Commission • Projects with a network of partners and reference institutions on the subject 4 Democratize financial and technological education • Impact 50 million people through financial education with Instituto XP • Partnerships with local players focused on educational solutions • National Award and Financial Education Tournament • Provide free technology education programs Our Pillars 50

GRI 2 - 6 I 2 - 12 I 2 - 13 I 2 - 14 SASB FN - EX - 410A.4 Roles and Responsibilities At XP Inc . , we recognize that we must be responsible for our legacy . That is why, throughout our business, we seek to be protagonists and lead the Environmental, Social and Governance Agenda, or “ESG Agenda” . We believe that companies play a key role in solving ESG challenges and we strive to implement events for ESG practices both internally and externally . We refer our corporate governance to the best market practices, maintaining our entrepreneurial culture and autonomy in the performance of our teams . We have a specific governance structure to address ESG issues, where the Executive Board is responsible for overseeing and monitoring ESG strategies and the implementation and compliance of our Social, Environmental and Climate Responsibility Policy (PRSAC) . We have an Executive Director responsible for the company's PRSAC, with responsibility for implementing actions for the PRSAC transition, monitoring and evaluating integrated actions and advising the Executive Board and the Board of Directors . We also have (i) a Diversity and Inclusion Commission, responsible for supporting the evolution of diversity and inclusion issues in XP Inc . companies, validating and directing the action plans of this agenda in the company, (ii) an ESG Committee, composed by XP Inc . CEO and Executive Board of XP Inc . , responsible for deliberating on operations with a high degree of socio - environmental and climate risk, mainly in cases of controversy, and (iii) in 2022 , we increased the robustness of our Risk governance with the implementation of the Risk Committee Social, Environmental and Climate Risk, responsible for monitoring the institution's actions exposure to social, environmental and climate risks, deliberating on the exposure/appetite limits for social, environmental and climate risks and monitoring progress towards social, environmental risk targets and climate . In addition, we understand that the ESG agenda should not be distant from the other areas of the Company and, therefore, we also have technical specialists within some of our internal areas and controlled companies, who monitored the ESG Chapter . This template supports the integration of the theme into the company's business practices . Our ESG Governance 53 51

Board of Directors Monitors the evolution of the ESG agenda and Social, Environmental and Climate Risk, through periodic agendas and pre - defined guidelines on the subject . Audit C o m mittee Responsible for receiving semi - annuals reports on the evolution of ESG agendas and Social, Environmental and Climate Risks, monitoring the development of the subject issues . E xecuti v e Board Responsible for (i) approving the Social, Environmental and Climate Responsibility Policy, ensuring its compatibility and integration with the other group policies, (ii) assessing the degree of adherence of the actions implemented to the Social, Environmental and Climate Responsibility Policy and (iii) supervise and monitor the ESG strategy and policy implementation and compliance . Linked to the Risk Committee, it is responsible for (i) Monitoring our exposure to social, environmental and climate risks and deciding on the definition of exposure/appetite limits, (ii) Monitor social, environmental and climate risk management indicators, (iii) Monitor adherence to regulations and self - regulations related to social, environmental and climate risks, (iv) Discuss and approve policies and procedures for managing social, environmental and climate risks and the possible definition of restrictive or prohibited sectors, (v) Decide on the establishment of goals related to management of climate risk in the portfolio, as well as on the definition of climate transition plans, (vi) Track progress against climate risk targets, (vii) Integrate social, environmental and climate risk issues . Social, Environmental and Climate Risk Commission ESG Commision Responsible for deliberating on operations with a high degree of social, environmental and climate risk, especially in cases of controversy, being able to call for support from an impartial external opinion on the operation . If a consensus decision cannot be reached, the CEO of XP Inc . will have a final decision on whether or not to proceed with the operation . Diversity and Inclusion Comission Responsible for supporting the evolution of the diversity and inclusion theme XP Inc . ’s subsidiaries, validating and directing action plans for this agenda in the company . 52

Our responsibility extends not only to integrating ESG aspects into our products and services . In order to minimize our environmental impact, we seek to guide the activities of our employees, partners, and representatives, thus promoting good practices in our corporate environment . We have incorporated the environmental variable into XP Inc . 's risk analysis and management, and we seek to reduce the negative impacts of our direct activities by promoting the efficient use of resources through the use of equipment that allows for reduced consumption, proper waste and effluent management, and the promotion of sustainable practices . We also enable flexible work within a hybrid model to reduce the environmental footprint of our direct activities . However, we prioritize the rental and use of building infrastructures with environmental certifications, such as our main office located in São Paulo, which was the first Brazilian project to achieve the highest Leed pre - certification for its alignment with the requirements of the U . S Green Building Council . En e r g y Water The data considers water and sewage consumed in our main office, which includes most of our operations . In the main office building, there are individual water meters, which allows the condominium to measure the individual water and sewage consumption of each of our floors on a monthly basis . Thus, the expense allocation value is sent, and the average value consumed during the year is estimated . GRI 303 - 5 Water consumption by source The data considers energy consumed in our offices located in Brazil, including São Paulo, Rio de Janeiro, and Belo Horizonte . We highlight that the energy sources used in our offices are mostly large - scale hydropower, and around 30 % of the common areas of the Belo Horizonte office use photovoltaic energy . GRI 302 - 1 Energy consumption within the organization Our Environmental Responsibility 2020 2021 2022 Energy (kWh) 2,159,384 1,641,476 1,586,193 53 2020 2021 2022 Water (m³) 4,080 3 , 003 5,229 Sewage (m³) 3,911 2 , 771 5,475 Eco - efficiency in our operations GRI 302 - 1 I 303 - 2 I 303 - 5

# Waste management

*GRI 301-2 I 306-1 I 306-2 I 306-3 I 306-4 I 306-5*

The data considers waste generated in our main office in São Paulo, which includes most of our operations. The building is responsible for collecting and controlling waste generated per floor, which is accounted for monthly by the number of bags. This enables us to measure how much waste we generate in our office and take possible measures to reduce waste generation. We value the use of recyclable materials and proper waste disposal, and thus have separation and sorting of rejects. In order to mitigate the use of plastic material in the offices, we implemented actions to deliver mugs and squeezes to all employees during our onboarding process.

**GRI 306-3 Generated Waste**

| | 2020 | 2021 | 2022 |
|---|---|---|---|
| Non-Hazardous Waste (100L Bag) | 17,323 | 22,691 | 16,049 |
| Recycling | 9,025 | 14,563 | 7,050 |
| Organic | 8,298 | 8,128 | 8,999 |

**GRI 306-4 I 305-5 Waste by type and disposal method**

| Disposal Method | Waste by type | 2022 |
|---|---|---|
| Landfill | Organic | 8,999 |
| Recycling | Paper | 3,925 |
| | Plastic | 2,684 |
| | Metal | 300 |
| | Glass | 151 |
| | Total | 16,059 |

## Eletronic Waste Disposal

Since 2020, XP Inc. has been performing reverse manufacturing and environmentally correct disposal of its non-environmentally classified electronic waste, i.e., its obsolete IT equipment such as desktops, monitors, and peripheral cabling, in partnership with a company specialized in technological waste management[1]. Such disposal resulted in the planting of 83 seedlings in 2020, 64 seedlings in 2021, and 38[2] seedlings in 2022, resulting in the planting of 185 native tree seedlings for the "Amigos da Mata" project through the "Instituto Reflloresta". The project aims to restore degraded and sensitive ecological areas, such as riverbanks and springs, deforested in the Atlantic Forest Biome.

Notes: (1) Manureversa is a company that manages processes for the disposal of technological waste from IT, Telecom and Data Center environments interpreted by CETESB as without hazardous classification in post- or pre-consumption processes, when companies go through their rollout processes (replacement of their technology park) or discard for some quality/obsolescence issue.
(2) Sales of obsolete assets were lower in 2022 compared to 2021, which is why the number of seedlings is lower.

54

Since 2019 , XP Inc . has been conducting its Greenhouse Gas (GHG) inventory with the goal of identifying opportunities to reduce its emissions based on a comparative baseline from that year . Our direct emissions (scope 1 ) and indirect emissions (scope 2 ) have been offset since then . Scope 3 emissions, although offset since 2019 , only considers liquid effluent treatments, solid waste treatments, employee commuting to the workplace, business travel by aircraft, business travel by rental car, upstream services, and home office . For 2019 and 2020 , XP Inc . neutralized its scope 1 , 2 and 3 emissions with the acquisition of carbon credits from conservation projects (REDD+), in partnership with company “Biofílica” . In 2021 , the Company also neutralized its emissions with conservation projects (REDD+) for scope 1 and 2 , and with biogas recovery projects for scope 3 . In 2022 , we neutralized our total emissions of 6 , 597 tCO 2 e through conservation projects (REDD+) for scope 1 and 2 , and renewable energy projects for scope 3 , in partnership with Future Carbon . Compiling data from headquarters, branches, and employees, from scopes 1 , 2 , and 3 , as defined earlier, XP Inc . 's GHG footprint in 2022 increased compared to 2021 , mainly due to the increase in direct emissions, scope 1 , by approximately 10% , which includes our fugitive emissions from air conditioning units and fire extinguishers in our offices, which can be justified by the reduction of employees in the work from home model and the increase in the use of offices . In addition, there was an increase in scope 3 emissions by about 20% , mainly related to the increase in demand for business travel . Despite significantly increasing the number of employees between 2020 and 2022 , given the high growth of the company, our emissions decreased mainly because we adopted the hybrid work model, reducing our direct emissions . 2019 2020 2021 2022 Scope 1 (tCO2e) 2,649 5,083 2,927 3 , 238 Scope 2 (tCO2e) 245 22 270 143 Scope 3(tCO2e) 3,613 2,010 2,660 3 , 214 Total Greenhouse gas emissions (tCO2e) 6,508 7,315 5,858 6,597 55 GRI 305 - 1 I 305 - 2 I 305 - 3 Carbon Footprint

Largest offering of sustainable investment products in Brazil , with 45 ESG - related investment funds available on our platform, including equity, fixed income, hedge funds, index funds, private equity, and retirement plans funds, with both local and global strategies . 3 ESG ETFs on B 3 : ESGE 11 , ESGD 11 , and ESGU 11 offer exposure to the equity performance of companies around the world with ESG best practices, as measured by MSCI . In structured notes, we have issued almost ten ESG - labeled products throughout the past three years . In 2022 , we have launched XP Refloresta, XP Carbono and XP Lithium . In 2022 , we participated in 7 fixed income sustainable thematic issues , in both local and international debt markets, representing almost R $ 7 billion in volume issued . We also monitored 18 operations by companies in sectors of the green economy that have good ESG practices, in line with XP Inc . 's proprietary methodology, representing R $ 14 billion in volume issued . We ended December 2021 with R $ 8 . 8 billion in ESG - related Client Assets, representing roughly 1 . 0 % of XP's total Client Assets and approximately 180 , 000 clients allocated to ESG products . In December 2022 , we increased to R $ 12 . 3 billion in ESG - related Client Assets, representing 1 . 3 % of XP's total Client Assets and approximately 227 , 000 clients allocated to ESG products . ESG - related Products and Services 56 GRI 2 - 6 I 2 - 28 SASB FN - IB - 410a.1 I SASB FN - IB - 410a.2 I SASB FN - IB - 410a.3 ESG integration into XP Inc . 's business lines continues to grow . During 2021 and 2022 , XP Inc . dedicated an area to develop, originate, structure, and distribute a range of national and international financial products labeled as ESG, including investment funds, fixed income assets and structured noted, in order to foster the Sustainable Investments ecosystem . In this way, our broad portfolio of ESG products is based on international sustainable finance classification references, such as the European Union's Green Finance Taxonomy, and on the self - regulation of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) . In this sense, investments labeled as ESG are subject to an internal due diligence process with experts in the field . Some highlights of our sustainable investment solutions • Wide range of ESG products available on our platform with the best managers and coordination of various issues aligned with sustainability . • ESG analysis on the sell side: 125+ companies and recommended ESG portfolio disclosure. • ESG Education available to investors, advisors and employees.

A XP Asset and XPA, XP Inc . 's third - party asset management companies, keep doing significant progress in 2022 regarding the ESG theme . Our XP Asset Responsible Investment Policy became public in 2021 , covering equities, fixed income, real estate, infrastructure, passive funds and funds of funds (FoF) strategies, meeting the commitment established when we became signatories to the Principles for Responsible Investments (PRI) in 2020 . Since 2021 , we have established a process for integrating ESG factors into XP Asset's fund management, with practices to be incorporated by the teams from the manager's various areas . We hired an international consultancy company to support managers to integrate the ESG process into the analysis of equities and fixed income assets . We are aligned with the guidelines of the PRI and have presented over 50 % of XP Asset's AuM subject to ESG analysis . The Real Estate Funds area of XP Asset hired a specialized consulting company to support the team in the ESG theme . We analyzed our real assets portfolio for ESG issues and decided to submit for the first - time part of our portfolio for the GRESB assessment (Global Real Estate Sustainability Benchmark), which is an international institution that performs benchmarks between real estate funds, analyzing different ESG topics and promoting improvements in the real estate market . As of December 31 st, 2022 , 100 % of our fund assets portfolio that are submitted to GRESB are assessed for ESG issues . Based on this diagnosis, we set goals to be worked on from 2022 onwards to improve assessment and benchmarking according to GRESB criteria . In addition, we developed an ESG Due Diligence Questionnaire (DDQ) for new real estate transactions, ESG guides to share internally and with partners, green lease clauses for new contracts, and published our first Real Estate Sustainability Report for XP Asset , which can be found on XP Asset website . XP Asset Management 57

We have a wide range of investment funds labeled as ESG on the XP platform, including national and international products with different strategies and profiles . In 2022 , the following resource managers were our partners on this front : Aqua Capital Aviva Investors BlackRock Asset Management Bradesco Asset Management Brasil Capital Bridgewater Associates Compass Group EB Capital Fama Investimentos Indie Capital JGP Investimentos J.P. Morgan Asset Management Mag Global Group Mapfre Group Morgan Stanley Investment Management Nordea Asset Management Osmosis Investment Management Pandhora Investimentos SulAmérica Investimentos Systematica Investments Vinci Partners Wellington Asset Management XP Advisory XP Asset Management ESG Fund Managers on XP Platform ▪ SulAmérica Crédito ESG SulAmérica Investimentos recognizes the need to support the market's transition to an environmentally responsible, socially fair and economically transparent economy . Therefore, SULAMÉRICA CRÉDITO ESG fund aims to invest in credit assets, such as debentures, Real Estate Receivables Certificates and Receivables Investment Funds - FIDC, in which the allocation of resources is aligned with the best ESG practices, promoting positive contributions to the sustainable development agenda . The fund's allocation priority is in ESG - themed and sector and companies that generate positive contributions to sustainable development . It has an equity of R $ 442 , 016 , 890 million and an accumulated return of 14 . 74 % in 2022 . ▪ Mirova Global Sustainable Equity Advisory FIA Mirova is a dedicated pioneer of sustainability in the financial sector, striving for positive social and environmental impact . Mirova Global Sustainable Equity Strategy fund aims to invest in companies that qualify as sustainable investments and whose economic activity positively contributes to or does not significantly hinder the achievement of one or more of the United Nations' Sustainable Development Goals (SDGs) and/or reduce the risk of not reaching one or more of the SDGs, ensuring that portfolio companies adhere to good governance practices . The fund's allocation priority is allocating capital to sustainable economic models with environmental and/or social benefits . It has an equity of R $ 27 , 945 , 810 million and an accumulated return of 8 . 41 % in 2022 . Investment Funds SASB FN - IB - 410a.1 I SASB FN - IB - 410a.2 I SASB FN - IB - 410a.3 58 Highlights

**FN-IB-410a.2 Number and total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector**

| Issuer/Manager | Product Name | Equity |
|---|---|---|
| Morgan Stanley | MS GLOBAL OPPORTUNITTIES DÓLAR ADV INVESTIMENTO NO EXTERIOR FIC AÇÕES | R$ 538,528,356 |
| SulAmérica | SULAMÉRICA CRÉDITO ESG INVESTIMENTO SUSTENTÁVEL FI RF CP LP | R$ 442,016,890 |
| Mongeral Aegon Investimentos | MAG CP30 FI RF CP LP | R$ 330,818,714 |
| Schroder | SYSTEMATICA BLUE TREND ADV INVESTIMENTO NO EXTERIOR FIC MULTIMERCADO | R$ 240,20,7286 |
| Compass Group Investimentos | COMPASS ESG CREDIT SELECTION FIC RF CP LP | R$ 190,157,898 |
| XP Asset Management | TREND ESG GLOBAL FIM | R$ 142,749.9 |
| BlackRock Investimentos | BLACKROCK GLOBAL EVENT DRIVEN INVESTIMENTO NO EXTERIOR FIC MULTIMERCADO | R$ 138,929,132 |
| MAPFRE Invetimentos | MAPFRE FI RF | R$ 116,851,054 |
| Fama Investimentos | FAMA FIC AÇÕES | R$ 116,712,105 |
| Vinci | VINCI IMPACTO E RETORNO ADV FIP MULTI | R$ 75,300,312 |
| Mongeral Aegon Investimentos | MAG GLOBAL SUSTAINABLE INVESTIMENTO NO EXTERIOR FIC FIM | R$ 59,961,635 |
| Aqua Capital | AQUA CAPITAL PIVATE EQUITY AGRO 7 FIP MULTESTRATÉGIA | R$ 50,503,614 |
| XP Asset Management | TREND ESG GLOBAL DÓLAR FIM | R$ 39,872,026 |
| Nordea | NORDEA ALFA 10 ADV INVESTIMENTO NO EXTERIOR FIC FIM | R$ 33,394,909 |
| XP Asset Management | TREND CARBONO ZERO FIM | R$ 28,353,939 |
| Mirova | MIROVA GLOBAL SUSTAINABLE EQUITY ADVISORY IS INVESTIMENTO | R$ 27,945,810 |
| Aviva Investors | AVIVA GLOBAL HIGH YIELD ADV INVESTIMENTO NO EXTERIOR FIC MULTIMERCADO CP | R$ 25,847,908 |
| Western Asset Management | WSTERN ASSET ESG LEADERS HEDGED SUSTENTÁVEL IS FIA BDR NÍVEL I | R$ 25,605,092 |
| Aviva Investors | XP AVIVA INVESTORS GLOBAL CREDIT ESG INTEGRATED DÓLAR ADV INVESTIMENTO NO EXTERIOR FIC FIM CP | R$ 24,419.40 |
| Aviva Invertors | AVIVA INVESTORS GLOBAL CREDIT ESG INTEGRATED ADVISORY FIC FIM CP IE | R$25,847.91 |
| Nordea | NORDEA ALFA 10 DÓLAR INVESTIMENTO NO EXTERIOR FIC FIM | R$ 21,333,021 |
| Nordea | NORDEA GLOBAL STARS DÓLAR ADV INVESTIMENTO NO EXTERIOR FIC FIA | R$ 20,891,849 |

| Issuer/Manager | Product Name | Equity |
|---|---|---|
| Nordea | NORDEA GLOBAL STARS ADV INVESTIMENTO NO EXTERIOR FIA | R$ 18,768,825 |
| Schroder | SYSTEMATICA BLUE TREND DÓLAR ADV INVESTMENTO NO EXTERIOR FIC MULTIMERCADO | R$ 18,607,710 |
| Bradesco Asset Management | BRADESCO IS SUSTENTABILIDADE EMPRESARIAL FIA | R$ 18,604,951 |
| Wellington | WELLINGTON US BDR ADV DÓLAR FIC FIA BDR NÍVEL I | R$ 15,499,198 |
| JP Morgan | J EMERGING MARKETS ADV INVESTIMENTO NO EXTERIOR FIA | R$ 15,252,070 |
| Wellington | WELLINGTON EMERGING MARKET DEVELOPMENT ADV INVESTIMENTO NO EXTERIOR FIA | R$ 15,050,114 |
| Brasil Capital | BRASIL CAPITAL SB ADV FIC FIA | R$ 14,727,390 |
| XP Asset Management | TREND LIDERANÇAS FEMININAS FI MULTIMERCADO | R$ 14,092,696 |
| XP Asset Management | XPA ESG FIC MULTIMERCADO | R$ 13,245,903 |
| XP Asset Management | TREND ENERGIAS RENOVÁVEIS FI MULTIMERCADO | R$ 10,251,926 |
| Gama Investimentos | LYXOR BRIDGEWATER ALL WEATHER SUSTAINABILITY DÓLAR ADV INVESTIMENTO NO EXTERIOR FIC FIM | R$ 6,718,167 |
| EB Capital | EB FUTURO SUSTENTÁVEL FIP MULTIESTRATÉGIA | R$ 6,342,484 |
| Morgan Stanley | M GLOBAL BDR ADV FIC FIA BDR NÍVEL I | R$ 6,289,105 |
| Gama Investimentos | LYXOR BRIDGEWATER ALL WEATHER SUSTAINABILITY ADV INVESTIMENTO NO EXTERIOR FIC FIM | R$ 6,219,631 |
| BB Asset Management | BB ASSET NORDEA GLOBAL CLIMATE AND ENVIRONMENT INVESTIMENTO NO EXTERIOR FIC FIA | R$ 5,541,094 |
| Indie Capital | INDIE 2 FIC AÇÕES | R$ 5,524,369 |
| JGP Asset Management | JGP ESG INSTITUCIONAL ADV FIC FIA | R$ 4,834,489 |
| Blackrock | BLACKROCK GLOBAL IMPACT ADV INVESTIMENTO NO EXTERIOR FIA | R$ 3,904,198 |
| XP Asset Management | SELECTION ESG FIC FIA | R$ 3,848,706 |
| Blackrock | BLACKROCK ESG MULTI-ASSET DÓLAR ADV INVESTIMENTO NO EXTERIOR FIC FIM | R$ 3,123,960 |
| Blackrock | BLACKROCK ESG MULTI-ASSET ADV FI EXTERIOR FIC FIM | R$ 2,977,830 |
| XP Asset Management | TREND ÁGUA TECH FIM | R$ 2,403,601 |
| Osmosis | OSMOSIS GLOBAL EQUITY DÓLAR ADV INVESTIMENTO NO EXTERIOR FIC FIA | R$ 1,800,572 |

Notes: as of December 31st, 2022.

59

FN - IB - 410a.2 Number and total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector 55 Product Name 2021 2022 XP ESG: Futuro Sustentável 145 .6 258 .6 XP GIO Energia Renovável 5 6 .9 56.1 XP Energia Renovável 23 .1 22.5 XP PRIVATE ESG: Futuro Sustentável 3.9 17.2 XP Private Energia Limpa 2.0 1.9 XP Private Financiado Energia Limpa 14 .4 14.4 XP ESG #Refloresta - 92.5 XP Carbono - 0.7 XP Lithium - 0.6 ▪ XP ESG #Refloresta Advantage of exposure to a proprietary ESG index, the SOLXPESG Index, which tracks the performance of a basket of ETFs, DSI (iShares MSCI KLD 400 Social), PHO (Invesco Water Resources), and ICLN (iShares Global Clean Energy), with unlimited upside and no currency risk . For every R $ 5 , 000 invested in XP ESG #Refloresta structured note, XP will donate resources to the “Instituto Terra” to plant native trees in the Rio Doce Basin region , contributing to the reduction of carbon emissions and supporting local biodiversity . The investor receives a Planting Certificate, and XP monitors the planting and growth of the trees planted and ecological impacts together with the Terra Institute . ▪ XP Carbono Zero Advantage of exposure to an index that tracks the price of the most traded carbon credit futures contracts in Europe and the United States, the Carbon Strategy ETF (KRNB) of the Markit IHS Global Carbon Index . ▪ XP Lithium Advantage of exposure to an index that tracks the performance of the largest and most liquid active listed companies in lithium exploration and/or mining or in the production of lithium batteries, the Global X Lithium Battery Tech ETF (LIT US EQUITY) ETF traded in dollars, which follows the Solactive Global Lithium Index . Total Structured Notes Client Assets (in R$ million) Structured Notes SASB FN - IB - 410a.2 60 2022 Highlights

Below, we list some theme - aligned transactions coordinated by XP Inc. in 2022: In November 2022 , BRK Ambiental issued debentures encouraged by Law 12 , 431 . The issuance was the first public offering of sustainable and private blue debentures by a private company in Latin America. The blue label is in line with the Bond Principles and includes funding a ct i v it i e s t h a t G r ee n for water m a n a g e m e nt a nd a dd r e s s s u s t a i n a b le p r o t e ct i o n o f t he oceans. The funds raised (R$1.9 billion) were used f o r t he fu t ur e p a ym e nt o r r e i m b ur s e m e nt of e x p e n s e s , e x p e n s e s o r d e b t s r e l a t e d to the implementation of a project owned by the Issuer. BRK Maceió In April 2022 , Raízen issued debentures via CVM Instruction 400 , with a total volume of R $ 1 . 1 billion . Such resources will be used to meet the company's internal goals set for March 2026 , where the focus is on i) obtaining Bonsucro certification, a seal that attests to good environmental and social practices in sugarcane plantations, for 94 % of its operating units ; and ii) increase the participation of women in leadership positions to 30% . R a ízen In May 2022 , AEGEA Aguas de Teresina issued Incentive Debentures ( 12 , 431 ) via ICVM 476 . of the sanitary sewage system in the Municipality of Teresina, in the State of Piauí, within the scope of the Sub - concession through various interventions, and also in the reimbursement of expenditures, expenses and investments related to the Sub - concession and incurred in a period equal to or less than 24 months prior to the offer closing date . The offer relied on Sitawi's independent opinion, attesting to the project's inclusion in the Sustainable Bonds Framework . Aguas de Teresina (AEGEA) In 2022 , XP Inc . coordinated a series of issuances aligned with sustainability, within the scope of investment banking . We consider two categories to regard an operation as aligned with the ESG theme : 61 Thematic issuances : considers fixed income issuances labeled as green, social, sustainable, sustainability linked or transition, based on internationally accepted methodologies (e . g . , ICMA Principles and Climate Bonds Initiative, among others) . XP Inc . 's proprietary methodology : we started to monitor transactions aligned with the green economy based on a proprietary methodology, which is based on the green economy sectors of FEBRABAN taxonomy and high scores in the Social Environmental & ESG Risk Rating . In March 2022 , São Martinho issued a green debenture, in two series, with a total offer volume of R $ 1 . 1 billion . The funds raised will be used for the production and storage of biofuels and their biomass São Martinho Fixed Income SASB FN - IB - 410a.1

Institutional Investors ESG Initiatives XP Private XP Private, focused on high - income customers, has advanced in its journey to integrate in an increasingly systematic manner the environmental, social, and governance dimensions in its way of managing investments . 2022 ESG Letter I XP Private The 2022 ESG Letter focused on addressing some of the main trends that are expected to impact society, companies, and investments in the current moment and in the coming years . The letter also highlights the importance of understanding these trends, as they are not predictions but rather changing movements that have evolved over time to become widely observable forces, thus having a high probability of transforming sectors, industries, and behaviors . Ten trends were mapped out for the coming years, and potential implications or opportunities for Brazilian investors were highlighted . The trends include : • A vision for a significant reduction in emissions and the neutralization of GHGs, thus following the Race to Zero campaign. • Modification of agribusiness and investments in the food sector due to the movement to seek multiple alternatives to animal protein. • Substantial reduction in the use of fossil fuels, redirecting public and private investments to make the energy transition viable. • Rethinking business models and investing in competitive advantages and conscious consumption. • Prioritizing mechanisms to reduce disparities both for ethical reasons and for economic interests. 62 XP Institutional Investors is a channel within the structure of XP Wholesale Bank, acting as a generator of products and initiatives, seeking to implement ESG controls in investment processes to contribute increasingly to the growth of the ESG agenda . In addition, there is pressure from our investors that are increasingly driving ESG requirements and demands . Retirement Plans In 2021 , we designed the first ESG credit fund of funds portfolio for a retirement fund, allocating R $ 200 million, while throughout 2022 the strategy grew and reached R $ 320 million . This growth in assets reflected in the allocated managers, generating greater engagement among managers who began to improve management models and include ESG aspects, as well as designing dedicated products with more transparent investment processes . Insurance In order to maintain our commitment to the topic, we hold a recurring agenda with PREVIC, SUSEP, and Abrapp – regulators and associations for market best practices and knowledge about the new paths and adaptations of the ESG agenda to the market of foundations and insurers . We also have the “Insurance Week,” an event dedicated to insurers on the new SUSEP sustainability circular . In 2022 , XP Advisory launched a dedicated fund framed for the resolution of Insurers (allocation of insurance reserves) and raised over R $ 50 million in just 3 months .

Launched in June 2020 , the Research ESG teams is responsible for analyzing the ESG performance of Brazilian listed companies in XP’s Research coverage, serving both individual and institutional investors that incorporate environmental, social and governance issues as criteria in their analysis . In 2022 , we further advanced with our Research ESG efforts, delivering content to best guide investors about equity analysis and differentiated products : • Over 125 companies under XP Research coverage with ESG proprietary analysis; • ESG page with ~16k views/month on the platform and rated 4.5 (maximum is 5.0); • Daily ESG newsletter with ~3k subscribers and an average of 6 thousand views/month ; • XP ESG Brazil Portfolio – with the top 10 picks of Brazilian equities that combines high ESG standards and solid fundamentals – and ESG BDRs selection; • Launch of +20 thematic reports in 2022. ESG Coffee Is a daily morning report published by XP’s Research ESG team . It seeks to bring the latest news from Brazil and around the world on the subject, focusing on updates in the political and corporate sectors . In addition to discussing the historical performance of the main ESG indices in different countries, it also compares the performance of the Ibovespa vs . ISE (Corporate Sustainability Index of B 3 ) . ESG Brunch Is a report published every Saturday by XP’s Research ESG team . It aims to highlight the main topics on the agenda during the week to assist investors in decision - making and keep them updated on the most relevant events in Brazil and abroad during the past week, including : (i) an overview of the main ESG news ; (ii) the performance of the main ESG indices in different countries ; and (iii) a comparison of the performance of the Ibovespa vs . the ISE . Research ESG 63

The Brazil Advisor Awards is an annual event that celebrates excellence in the independent financial advisory and wealth management sector in Brazil, with a focus on our IFA offices . The awards recognize the most outstanding performers in the industry, assessing nominees based on their financial performance, client satisfaction, and service quality . The awards program features various categories, including "ESG Products," which was introduced for the first time in 2022 . This category recognized three of the top 15 offices that demonstrated excellence in promoting ESG products . Brazil Advisor Awards ESG Products Ranking The ESG Products Ranking is an award established by XP to recognize the top 15 offices that excelled in promoting ESG Products within a specific period of one year . The ranking is based on general criteria that include various factors, such as the office's custody and ESG custody, average ticket, percentage of clients investing in ESG products, percentage of commercial advisors working with ESG products, and the total number of new accounts activated with investments in ESG products . Each criterion is evaluated individually, with partial rankings calculated on a monthly basis and the average of monthly scores being considered . At the end of the one - year cycle, the ranking results are determined, and the top 15 offices are awarded . Our eligibility analysis of the offices utilizes a proprietary methodology for evaluating Environmental, Social, and Climate Risk . It involves analyzing ESG socio - environmental notes and controversial themes, including media and processes surveys, and restrictive lists . Then, we identify the offices that demonstrate the highest level of excellence in promoting ESG Products . The top 15 offices are recognized and invited to participate in the "ESG Incubator" project, which aims to provide mentorship to advisors on topics such as ESG products, Environmental, Social, and Climate Risk, Green Emissions in Fixed Incomes and promote the visit of one advisor per office to XP office in São Paulo . Ev e nts 64

# Events

## Expert

XP Expert, the world's largest investment conference, took place in August 2022, connecting key authorities from senior management from top tier Brazilian corporate, global equity and fixed income institutional investors, coupled with keynote speakers within ESG theme, with several panels about the agenda during the event.

| | |
|---|---|
| 3 Days of Event | 160+ Sponsors |

| | | |
|---|---|---|
| 250+ Speakers | 67+ Hours of content | 8 Simultaneous stages |

| | |
|---|---|
| 34,000 In-person attendees | 400,000 Single users logged |

Keynote ESG speakers



**Carlos Takahashi**

There is no trade-off between return and sustainability



**Verônica Hipólito**

Diversity vs. Innovation: How does plurality maximize results?



**Gustavo Montezano**

Brazil's potential to lead the energy transition



**Andrea Bottcher**

ESG investing affects financial performance



**Ricardo Harris**

Regulatory bodies should facilitate solutions



**Isabella Nunes**

Sustainable investing: why are they relevant?

65

Governance 66 _Corporate Governance _Ethics and Corporate Policies _Data Privacy and Information Security _Advisor Governance _Channels for Statements

Audit Committee Compliance & Ethics Compensation Strategic Risk Security MLP 1 Treasury Funds Credit P r o duc ts Board of Directors Thiago Maffra - CEO 10 Executive Directors External Auditors Regulators As of December 31st, 2022. Notes: (1) Prevention of money laundering and combating the financing of terrorism. 67 Executive Committees Treasury XP Inc. 0.0% voting rights 3.37% total shares XP Control 66.84% voting rights 18.44% total shares Free Float 19.52% voting rights 53.86% total shares ITB Holding 8.43% voting rights 9.95% total shares Itaúsa S.A. 2.29% voting rights 6.33% total shares São Carlos 0.64% voting rights 1.77% total shares São Marcos 0.64% voting rights 1.77% total shares General Atlantic 1.64% voting rights 4.52% total shares Ownership Structure GRI 2 - 9 I 2 - 10 I 2 - 11 Corporate Governance

As of December 31 st , 2022, our Board of Directors was composed of the following members, whose unified terms of office are of 2 years, until December 2023*: Guilherme Benchimol , Chairman of the Board of Directors Fabricio Almeida , currently also General Counsel of XP Inc Guilherme Sant’Anna , currently also Channels’ Officer at XP Inc Cristiana Pereira , independent board member and Chairwoman of the Audit Committee; Bruno Constantino , currently also Chief Financial Officer ("CFO") of XP Inc Bernardo Amaral , , currently also Chief Risk Officer ("CRO") of XP Inc Geraldo Carbone board member Gabriel Leal , currently also People and Management officer at XP Inc Luiz Felipe Calabró , independent board member and independent member of the Audit Committee Guy Almeida de Andrade , independent board member and independent member of the Audit Committee 68 Martin Emiliano Lifchitz , board member GRI 2 - 9 I 2 - 10 I 2 - 11 I 2 - 12 I 2 - 17 Board of Directors Notes: It is important to note that the members of the Board of Directors who also hold executive positions at XP Inc. do not receive compensation for the positions they hold on the Board of Directors, hence they are not paid double compensation for their executive duties. As of December 31st, 2022.

# Executive Directors

*GRI 2-9 I 2-10 I 2-11 I 2-12 I 2-17*

*As of December 31st, 2022.*

XP Group's Executive Board is composed of members with specific competences, who lead the main operation fronts of XP Groups' activities, assessing goals, projects, and policies. The main executives leading XP Group's operation fronts are:



**Thiago Maffra**
CEO of XP Inc.



**Bruno Constantino**
CFO of XP Inc.



**Gabriel Leal**
People & Management



**José Berenguer**
CEO of Banco XP



**Victor Mansur**
Treasury



**Gustavo Pires**
Asset Management Services



**Lucas Rabechini**
Institutional and Products



**Renato Cunha**
Strategy, Transformation & Operations



**Bernardo Amaral**
CRO



**Guilherme Sant'Anna**
Channels & Marketing



**Fabricio Almeida**
General Counsel of XP Inc.



**Marino Aguiar**
CTO at XP Inc.



**Lisandro Lopez**
Marketing

69

Audit Committee The Audit Committee is a corporate body with an advisory role, which advises the Board of Directors in supervising our accounting and financial processes and in the process of auditing our financial statements . Furthermore, it is directly responsible for recommending the engagement, as well as the supervision, of the Company's external auditors . The composition of the Audit Committee is defined by XP Inc . 's Board of Directors, and one of its members must be considered a financial expert* . The Audit Committee conducts a self - assessment annually . Currently, the Audit Committee is composed of the following members, all of whom are independent** : Cristiana Pereira (President) Guy Almeida de Andrade Luiz Felipe Calabró *As defined in US regulation and legislation. **Members of the Audit Committee also assume the role of independent members of the Board of Directors. Personnel and Compensation Committee The Personnel and Compensation Committee is a corporate body with advisory role, which assists the Board of Directors in reviewing and approving the Company's compensation structure, especially in relation to Directors and Executive Officers. Among the topics evaluated by this Committee, we highlight the compensation and stock plans. Currently, the Personnel and Compensation Committee is composed of the following members: Guilherme Benchimol (President) Bruno Constantino Gabriel Leal Martin Emiliano Lifchitz 70 GRI 2 - 10 I 2 - 16 Committees

Employee Compensation and Incentives Meritocracy is one of the pillars underpinning the way we think about People in the Company. To attract and retain the best talent, we reward extraordinary people according to their commitment, culture and results they bring to the company. Our compensation consists of a fixed monthly salary and a semi - annual variable compensation, defined in accordance with our 360 evaluation cycle and meritocracy. All our employees participate in the 360 assessments every six months, and are evaluated by leaders, peers and stakeholders based on two main vectors: performance and culture. In 2022, our variable compensation, including Total Bonuses and Share Based Compensation, accounted for more than 60% of our employees' compensation for the year. Furthermore, our greatest incentive for our employees today is the possibility of joining our partnership through the Restricted Share Units (RSUs) and Performance Share Units (PSUs) model, with a vesting period of at least five years . The selection process for new partners takes place once a year and all employees are eligible for the partnership program. At XP Inc., employees are, in fact, the owners of the Company: + 600 employees are partners 20 years is the age of the youngest person to become a partner of the Company 30% of the Company's partners do not hold leadership positions 2.5 years is the average time to become a partner in the Company 26% of the Company's partners are people from corporate areas GRI 2 - 18 I 2 - 19 I 2 - 20 Compensation and Incentives Compensation of Executives and Board of Directors Our Board of Directors is currently composed of eleven members, three of whom are independent. Three out of these eleven members are part of the Audit Committee and another four are part of the Compensation Committee. The annual compensation of our Board of Directors is fixed, being a base compensation for all members, and an additional compensation for members and chairpersons of the Audit or Compensation Committees. Our Executives, as well as the rest of the company, are also evaluated semi - annually by the leaders, peers, and stakeholders, based on culture and results. The goals dashboard for all our directors is made up of KPIs related to: (i) the company's financial results; (ii) our customers satisfaction; and (iii) culture. Our goals system was designed to align all employees of the company, scaling goals across the company. Our CEO’s goals, as of December 31 st 2022, were composed of two financial targets (EBITDA and Net Income), two operational targets (Net Inflows and transformation score¹) and two satisfaction/cultural targets (NPS and eNPS). The CEO's goals break down into specific goals for each director, depending on their focus, and the director' goals, in turn, break down into specific goals for each employee and/or area beneath them. Notes: (1) XP Transformation Project Inc. is a goal that measures management maturity and the evolution of XP Inc's transformation initiatives. It is measured through practices comprising strategy, performance, people, operating model, technology and customer vision. 71

We keep accurate business records and comply with laws and regulations regarding financial disclosures and audits . We give special attention to human rights, repudiating any practice that disrespects the minimum rights of each individual, including, but not limited to, any discriminatory act, whether oral or written, or acts of physical harassment that violates dignity and integrity . XP Inc . determines through its Code of Ethics and Conduct that all decisions and professional activities of the company must be supported by equality of rights, treatments, and opportunities . It is not permitted for any employee to engage in acts that could be classified as retaliation, abuse of power, disrespect, granting unjustified benefits, any form of racial, sexual or religious discrimination, or that are related to disabilities, violence, or that could offend their colleagues or provoke a situation that could lead to physical or verbal confrontation or moral or sexual harassment . We have trained 100 % of our employees in procedures related to human rights aspects relevant to our operations, which are included in our regulatory training . In the event of violations involving non - compliance with the values set forth in XP Inc . Code of Ethics, the Ethics Committee will determine the actions to be taken, including conducting any necessary investigation and recommending appropriate disciplinary measures . It is worth mentioning that the Committee is chaired by the Legal/Compliance Director and has the support of the Compliance, Internal Audit area and Human Resources to monitor cases . In 2022 , there were 4 cases of discrimination/moral harassment and, the actions taken involved both guidance and dismissal of employees . 72 GRI 2 - 15 I 2 - 16 I 2 - 23 I 2 - 24 I 2 - 25 I 3 - 3 I 406 - 1 I 412 - 2 SASB FN - EX - 510a.2 | FN - AC - 510a.2 XP Inc . 's premise is to ensure responsible, ethical, transparent behavior and mutual respect with our employees and society . Our conduct is guided by common sense, transparency and truth, aiming to avoid conflicts and ethical deviations . Code of Ethics The Code of Ethics is the basis of our Company, as it defines the guidelines that guide our purposes, values and daily, internal, and external actions . Said document was duly approved by XP Inc . 's Board of Directors and applies to all Managers, members of the Fiscal Council, if installed, or of other bodies with technical or advisory functions, partners, employees, interns, business partners, third - party service providers, independent financial agents, representatives, consultants, and/or XP Inc . suppliers . It can be found in both XP Inc . 's internal system (intranet) as well as on the Investor Relations website Our Code of Ethics is the benchmark for several other themes linked thereto, namely : Information Security, Anticorruption, Anti - money laundering, Conflict of Interests, Customer Allocation and Operations, among others . In our business operations, we deal fairly and equitably with our customers, co - workers and suppliers . Human Rights Ethics and Corporate Policies

• The Related Party Transactions Policy : aims to establish the rules and procedures to be followed in situations involving a potential conflict of interest , providing transparency on such procedures to its shareholders, investors and other stakeholders, and ensuring compliance with the best corporate governance practices . Without prejudice to the disclosure of Related Party Transactions required by US regulations, XP Inc . it is also required to disclose transactions with related parties pursuant to Article 247 of Law No . 6 . 404 / 76 , CVM Resolution No . 642 , in addition to accounting standards . In addition to maintenance of registration records of Related Parties by Compliance area, the information pertaining to Related Parties and respective Transactions will be included in the notes to the financial statements of XP Inc . , in compliance with the rules under the relevant legislation . XP Inc . does not make donations to political parties or candidates . We respect our employees' right to join parties and make donations to such entities, if they wish to . Donations must always be made in their own name, not on behalf of XP Inc . or any of its subsidiaries or affiliates . Donations made must be reported and approved by the employees of the respective Compliance Departments of the Subsidiaries . XP Inc . monitors actions and public statements of our employees, in order to identify any undue standpoint on the subject which links personal to professional image . XP Inc . has a Policy on Investments and Interest in Third Party Companies , in which we adopt a set of rules and restrictions that must be followed by all employees in order to make direct and/or indirect personal investments in privately held Brazilian or foreign companies that are not part of the Company . They are restricted to, for example, having the position of officer, managing partner, member of the board of directors or supervisor, manager and/or administrator . Any exception must be submitted for approval by the Compliance area . Further, XP Inc . performs supplier evaluations, to identify possible family or corporate ties with our employees and related parties . On any indication of a potential conflict of interest, our Compliance area will assess and adopt the necessary procedures . Finally, XP Inc . , through its Compliance area, analyzes sponsorships and events with third parties, establishing parameters for maintaining integrity in all business relationships, guiding the behavior of our employees and partners . Regarding the ESG risks and opportunities agenda, XP Group's ESG Policy aims to reinforce the commitment to social environmental responsibility in our activities, business and relationship with stakeholders, in compliance with the requirements of regulators . In this Policy, we address the management of socio - environmental risk and business opportunities, to prevent negative social environmental impacts and expand positive impacts on environment and society, based on the principles of relevance, proportionality, and taking into account the other specific internal policies of the Company . 73 Conflict of Interest We believe that educating our employees, partners, and investment advisors is the most influential factor in driving change . Through the adoption of an efficient training system and internal controls, we ensure ethical responsibility and the dissemination of our culture throughout the network of employees, preventing conflicts before they occur . Therefore, as established in the Code of Ethics and Conduct, employees cannot engage in external business or other activities that may interfere with their exercise of good judgment in conducting the business of the XP Inc . Group, according to internal policy . Everyone has a duty to report any transaction or personal relationship that could reasonably create a conflict of interest with XP Inc . Group companies, such as (i) relationships between XP Inc . employees ; (ii) relationships with suppliers ; (iii) relationships with listed companies ; (iv) relationships with advisors and partners ; (v) activities and equity holdings . The Compliance area is responsible for mapping, managing, and applying mitigating measures for any potential risks .

Environmental, Social and Climate Risk We ensure that our ESG processes, procedures, and policies are in compliance with current regulations . A M L We ensure client acceptance and monitor clients for anti - money laundering and counter - terrorism financing compliance . Regulatory and Control Room We prioritize our partners’ reputational controls, asset controls, brokerage information barriers, and ensure compliance with new XP company regulations . 74 Compliance GRI 2 - 24 I 2 - 26 I 205 - 1 XP Inc . has a robust compliance area that is responsible for ensuring that the company’s operations are in line with regulatory requirements and internal policies . The compliance team oversees various areas, including anti - money laundering, market abuse prevention, data privacy, and information security . They work closely with other departments to identify and mitigate risks, implement controls, and provide training to employees . The compliance area at XP Inc . is committed to maintaining the highest standards of integrity and ethics in all aspects of the company’s business . Monitoring and Trade Surveillance We monitor client and treasury operations in accordance with market abuse prevention and anti - money laundering regulations . Advisor Governance We provide risk - based guidance, supervision, and support to our network of independent agents, correspondents, brokers, and internal advisors . Squad Compliance We delivery technological solutions for monitoring and innovation, as well as the development of monitoring and process automation tools that combat anti - money laundering activities . Due Diligence tools AML Consulting (Anti - money Laundering) Our AML process is designed to comply with regulatory requirements, protect our customers, and safeguard the integrity of our business . It help us identify negative media and identify potential risks more effectively . Neoway Our Neoway process provides us a comprehensive view of our customers, allowing us to better understand their behaviors, activities, and potential risks related a legal or administrative proceedings . Due Diligence tools to our Onboarding process

Regulatory Training 2020 2021 2022 Consolidate (h) 8,711 1 4 , 9 0 7 5,246 Average (h) 2.4 2.2 2 GRI 2 - 24 I 205 - 2 I 205 - 3 I 404 - 1 XP Inc . has an Anti - Corruption Policy that encompasses (i) guidelines and rules to be adopted by XP Inc . companies with the aim of preventing corrupt practices and violations of the law (including the U . S . Foreign Corrupt Practices Act, Acts against the Public Administration, in accordance with Brazilian law and any other applicable anti - corruption laws) within XP Inc . As control measures, XP Inc . provides mandatory training on the subject – during onboarding and annually through training refreshers for all employees and directors . The training covers laws and regulations as well as practical situations and how to avoid them . Regarding the relationship with partners and suppliers, XP Inc . has mandatory anti - corruption clauses that guide the establishment of partnerships, which can be terminated in case of non - compliance . GRI 404 - 1 Total and average hours of regulatory training per year per employee Anti - corruption 75

As a financial services company, we have specific responsibilities to keep our customers' information and the company's proprietary information confidential . For this reason, XP Inc . has information security controls and data privacy protection through robust processes and technologies . In 2022 , XP Inc . suffered no leaks, theft or loss of client data . Our Privacy Policies are public, and their main objective is to convey, in a clear and transparent way, the purposes for which client data is collected . All information processed in our environment has well - defined purposes and related legal bases, thus ensuring that it is processed respecting the pillars of data privacy . Our documents also detail the rights of data subjects and the main channels and ways of exercising such rights, under the terms of the Brazilian General Personal Data Protection Law ("LGPD") . The Board of Directors and executives becomes aware of information security and data privacy risks through the recurring agendas in the Risk and Audit Committee, with the purpose of : • Promoting timely decision - making on risks by monitoring the company's exposure to data security and privacy threats; • Monitoring the security and privacy performance by using timely and accurate information ; • Reporting the status to the stakeholders. Thus, the company's Board of Directors and executives support the Superintendent of Information Security (CISO) in establishing the overall business - oriented security and privacy strategy, including protection requirements in the company's business planning processes and allocating appropriate resources . Data Privacy and Information Security GRI 418 - 1 I SASB FN - CB - 230a.2 I FN - EX - 550a.3 Awareness actions and training on Information Security and Data Privacy are periodically carried out as a way of ensuring that all employees are aware of their responsibilities in relation to the subject . Some examples of actions aimed at employees : • Monthly phishing campaigns, simulating real scenarios of ransomware attacks ; • Sending of security bulletins, publishing and disseminating awareness videos, and making specific training available on the intranet ; • Carrying out internal audit tests (resilience against ransomware and mobile app resiliency), which simulates different scenarios of attacks against the XP Group environment and exercises the teams' response to these "invasions" . We have improved the implementation of the information classification project, with the main objective of mitigating the risk of data leaks or improper access to sensitive information produced internally . XP Inc . implemented information security controls and data privacy protection through processes and technologies, as well as systems for monitoring actions carried out in the internal environment . These controls are constantly assessed to ensure that they have been correctly implemented and are used according to best market practices . We have a structured area responsible for monitoring and responding to malicious actions, with teams working 24 x 7 , as well as reviewing implemented controls based on lessons learned . 76

The interest of XP Inc . and all its partners is always to help Brazilians to invest better, offering quality products and services and always aiming at customer's benefit . Any action other than that would not be in line with our culture and would not be sustained in an environment in which we work every day to offer better investment conditions to clients . In 2021 , the Advisor Governance area launched the Governance and Integrity Seal, which consists of recognizing the best practices adopted by accredited offices that had the best performance within XP's compliance rules, considering pillars such as Governance, Integrity, and Education . The Seal initiative fostered a positive impact among the accredited offices, with adhesion of approximately 70 % of the network . From this percentage, in 2021 we had 13 % of the offices were classified and, in 2022 we evolved to 30 % of the offices classified as eligible for the Seal, i . e . , those that have the highest level of governance and integrity among the aspects analyzed during the program . Being adherent to regulation is not a simple task, but remaining in compliance is a fundamental assumption for a good business partnership . Therefore, this action is of the essence to raise the bar of excellence and reliability of the advisor network, challenging and engaging accredited offices in achieving robust and resilient governance . Advisor Governance Network Engagement Action 8 .2 10 .3 12 .3 2020 2021 2022 Total IFAs (in thousands) GRI 2 - 24 XP Inc . has an Advisor Governance area, responsible for supervising our Independent Financial Advisers (“IFAs"), to prevent discreditable situations with our clients . The area has controls aligned with the financial and capital market regulatory and self - regulatory bodies' best practices, as well as a search for several initiatives to foster a compliance environment among the network of advisors . 77

# Channels for Statements

## Confidential Reporting Channel

*GRI 2-16 I 2-26*

XP Group's Confidential Reporting Channel can be used by all employees, partners, customers and suppliers, including in anonymous and secure manner. It works 24/7 with electronic service (English and Portuguese), from 9:00 a.m. to 5:00 p.m. Monday to Friday, with analysts for personal assistance. The Audit Committee monitors and ensures the proper operation of the Channel, with regard to the receiving, retention and handling of the reports received and related especially, but not limited to, accounting issues, internal controls, audit, and fraud. The report is initially received by the Compliance team, which assesses the content independently, preserving the identity of the reporting party and, later, forwards it for the respective resolution and presentation to the Audit Committee. In the event of violations involving non-compliance with the values set forth in XP Inc. Code of Ethics, the Ethics Committee will determine the actions to be taken, including conducting any necessary investigation and recommending appropriate disciplinary measures.

| | 2020 | 2021 | 2022 |
|---|---|---|---|
| Total Statements received in the year | 216 | 281 | 313 |
| Received and completed in the same year | 216 | 264 | 283 |

| Type - Completed | 2020 | 2021 | 2022 |
|---|---|---|---|
| Human Resources | 25 | 48 | 55 |
| Advisor Governance | 90 | 93 | 71 |
| Others[1] | 101 | 140 | 157 |

*Notes: (1) Includes Ombudsman's Office, Legal, Compliance, Registration, and Technology.*



78

## Ombudsman's Office

*GRI 2-16 I 2-25*

XP offers various communication channels for information, inquiries, requests, suggestions, and complaints, including call centers via telephone, Customer Service (SAC), the internet (website, FAQ, social networks, chat), "Talk to Guilherme," and the Ombudsman's Office. Each XP Inc. brand has a dedicated call center to provide specialized support to customers.

XP Inc. has an Ombudsman area whose mission is to represent the interests of customers impartially and ensure excellent service. The Ombudsman provides a last resort service to customers who are dissatisfied with the solution presented in the primary channels of XP Inc. and acts promptly to resolve claims received within the established time frame according to current regulations. Access is available via telephone or through a specialized form available on our websites. The Ombudsman's Office is an essential component of XP Inc.'s commitment to providing excellent customer service and ensuring customer satisfaction.

## Number of requests



10,413
2
38
2020
9,853
1,288
45
2021
4,368
1,263
69
2022
XP Investimentos CCTVM S.A
Banco XP S.A
XP Vida e Previdência S.A

Compared to previous years, XP Investimentos CCTVM has seen a reduction in the volume of cases, thanks in part to our diligent handling of client complaints. Banco XP began operations for its entire customer base in 2021, leading to an exponential growth of cases, but we have maintained similar numbers in 2022. The number of demands related to XP Vida e Previdência has increased, but still relatively lower than the growth of our client base. We remain committed to providing prompt and effective solutions to any customer concerns and are continuously improving our processes to ensure the best possible experience for our clients.

We emphasize that the ombudsman follows a specific Service Level Agreement (SLA) deadline for each regulator it works with, and this was met in 100% of cases.

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Risks and Opportunities 80 _Risks and Opportunities _Social, Environmental and Climate Risks _Our Climate Responsibility

• Protecting and Expanding Our Core Business : we will continue to seek a greater share of the total Client Assets and trading volumes from our clients, who often keep assets in different accounts and may use the services of several firms, and we will seek to sell additional products and services to our clients . We believe that our strong value proposition and client - centric approach will continue to enhance our client loyalty and enable us to grow our share of wallet from our current customer base . • Building XP’s Future : we believe the self - reinforcing ecosystem provides a strong and highly differentiated advantage to XP, enabling us to reach, engage and empower clients across numerous channels . We intend to expand our ecosystem by : (i) expanding our omni - channel distribution network, (ii) growing our XP platform offering, and (iii) entering into new verticals beyond investments, which would tend to be easier to penetrate and have much lower switching costs versus the investment services industry . According to our estimates, we believe the total addressable market size, including adjacent markets that could be complementary to XP, such as insurance, credit and debit cards and other loans was close to R $ 500 billion in gross revenues in 2022 . 81 Risks and Opportunities Main Opportunities We believe there is a large addressable market opportunity remaining in our core business and significant market share to win, since our Client Assets accounts for only 8 % of a R $ 11 . 4 trillion market, according to our internal estimates . We intend to leverage our competitive strengths and continue to enhance the strategic advantages we have created in order to continue to grow and expand our business . We intend to pursue these strategies organically, through our in - house initiatives and development of our distribution capabilities and inorganically, by selectively making acquisitions of strategic assets . Most importantly, we intend to remain focused on our core mission of improving people’s lives by empowering them to become investors and entrepreneurs, and we will nurture our mission - driven culture so that it can continue to guide our firm . Based on these principles, we plan to continue growth our firm by : Main Risks GRI 2 - 12 I 2 - 23 I 2 - 25 I 3 - 3 SASB FN - CB - 410a.2 Risks related to our Business and Industry • If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues . The financial services market in which we compete is subject to rapid and significant changes, and in order to remain competitive and maintain and enhance customer experience and the quality of our services, we must continuously invest in projects to develop new products and features . • Substantial and increasingly intense competition within our industry may harm our business . The financial services market is highly competitive . Our growth will depend on a combination of the continued growth of financial services and our ability to increase our market share . Our primary competitors include traditional financial services providers . Risks related to Brazil • Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares . Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy . Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil . • Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares . Note : For more information regarding Risk Factors and Main Opportunities related to our business, please refer to Form 20 - F, available on the SEC and on XP Inc’s Investor Relations website .

Social, Environmental and Climate Risk GRI 2 - 23 I 2 - 25 I 2 - 6 | 3 - 3 | 201 - 2 | 204 - 1 | 308 - 1 | 308 - 2 | 412 - 1 | 414 - 2 For XP Inc . , social and environmental risk refers to the likelihood of incurring losses resulting from exposure to social and environmental events related to the company's activities . We also understand climate risk as the possibility of losses caused by the materialization of physical risks, including extreme weather events and chronic changes in climate patterns, or transition risks, including reputational, legal, and market risks that may arise because of transitioning to a low - carbon economy . Recognizing the importance of effectively managing these risks in our business, we have established a Social, Environmental and Climate Risk Department since 2020 . This department is seamlessly integrated into our Risk and Compliance Executive Board, with governance overseen by the organization's Risk Committee . We proactively manage social, environmental, and climate risk associated with our activities, customers, operations, suppliers, and products . This includes comprehensive risk management stages such as identification, rating, analysis, monitoring, mitigation, and control . Since 2022 , we have taken responsibility for Banco XP's compliance with the new Central Bank regulations and for XP Seguros’ adherence to the new regulations on sustainability risk . Additionally, we actively record and manage any losses that may arise from social, environmental and climate risk . In 2022 , we updated our ESG Policy to our Social, Environmental and Climate Responsibility Policy (PRSAC), which aims to reinforce the social, environmental, and climate principles and guidelines applied to our business, activities, processes, and relationships with stakeholders, seeking to prevent and mitigate negative impacts and expand positive impacts on the environment and society . 2020 2021 2022 Created the Social and Environmental Department. Listed Prohibited Activities and Restricted Sectors. Hired a Social and Environmental Risk Bureau. Developed our own rating methodology to assess social and environmental risk. Launched ESG Policy. Included climate risk in our risk management approach. Incorporated social and environmental risk into the onboarding process for all customers and into our supplier approval process. Integrated social and environmental risk rating with credit rating. Assessed entire customer base, suppliers and credit portfolio . Developed a social and environmental risk management system. Created social and environmental risk indicators. Measured climate sensitivity of our credit and derivatives portfolio. Joined the Partnership for Carbon Accounting Financials (PCAF). Measured our financed emissions using PCAF methodology. Updated ESG Policy (PRSAC). Included climate risk in our social and environmental risk rating methodology . Included climate risk assessment and updated our risk management system. Mapped the necessary adjustments to comply with new sustainability risk insurance regulation. Social, Environmental and Risk Management 82

GRI 2 - 23 I 2 - 25 I 2 - 6 I 3 - 3 I 201 - 2 I 204 - 1 I 308 - 1 I 308 - 2 I 412 - 1 I 414 - 2 XP Inc . has implemented a comprehensive social, environmental, and climate risk analysis as an integral part of our account opening process since 2021 , encompassing individuals as well as companies . We are dedicated to evaluating 100 % of our clients and suppliers, employing specific criteria that prioritize social, environmental, and climate considerations when approving relationships . One crucial aspect of our evaluation is the adherence to our Prohibited Activities List, which guarantees that XP Inc . abstains from engaging in any associations with entities or individuals included therein . By adopting this rigorous approach, we actively uphold our core values and principles, reinforcing our unwavering commitment to promoting responsible business practices . In addition to incorporates a restricted lists, our List of Prohibited Activities, our Onboarding process comprehensive search system that encompasses news, and administrative and legal actions . If any information pertaining to social, environmental, or climate concerns arises during this process, our dedicated team, the Social, Environmental, and Climate Risks team, is engaged to provide their expert evaluation regarding the continuation of the relationship . This approach ensures the preservation of our steadfast commitment to responsible business practices while prioritizing partnerships with like - minded entities that share our values . In 2022 , we took a firm stance and declined involvement with 54 companies and individuals who were associated with activities on the List of Prohibited Activities or who exhibited significant social and environmental issues . This demonstrates our unwavering dedication to upholding our principles and reinforces our commitment to maintaining responsible and ethical business conduct . List of Prohibited Activities Prohibited: Any type of relationship Work under conditions similar to slavery Child labor in disagreement with the legislation Illegal or banned substance (drugs, pesticides, herbicides, PCBs, ozone lay destroyers). Trade of wild or endangered animals Commercial exploitation of rainforests Onboarding Process 83

The Social, Environmental, and Climate Rating not only influences the company's Credit Rating but also has a direct impact on the approval levels and validity of risk assessments for each operation . Operations with significant exposure to socio - environmental and ESG risks are subject to more stringent approval governance through the ESG Committee, as detailed in the ESG Governance section . Furthermore, our risk assessment process incorporates a Restricted Sector List that imposes specific restrictions based on the nature of the relationship between XP Inc . and the client . For credit operations and all DCM operations, companies operating in these sectors are prohibited from engaging in transactions with us : List of Restricted Segments Prohibited: Credit, derivatives, distribution coordinator/structurer Allowed: Account opening, investment, FX, distribution of XP Platform Industry and trade of weapons and ammunition 84 Cultivation, industry and marketing of tobacco Production or trade of alcohol beverages (excluding beer or wine) Production or trade of asbestos Uncertified wood and forest products Production and trade of radioactive materials Gambling, casinos, and equivalent companies Ocean fishing with nets longer than 2.5 km. Credit and Investment Banking Transactions GRI 2 - 23 I 2 - 25 I 2 - 6 I 3 - 3 I 201 - 2 I 204 - 1 I 308 - 1 I 308 - 2 I 412 - 1 I 414 - 2 Since 2020 , we have implemented our proprietary methodologies to comprehensively evaluate and classify social, environmental, and climate risks associated with our credit operations . Our methodology meticulously assesses and categorizes the socio - environmental and climate risk of each operation, primarily considering four key evaluation factors : potential sectoral risk ; social, environmental, and climate management capacity ; social, environmental, and climate performance, and controversial ESG issues . By analyzing these qualitative factors, we generate a Social, Environmental, and Climate Rating, which is classified into five levels : • Rating A (indicating very low social and environmental risk) • Rating B (reflecting low social and environmental risk) • Rating C (indicating an average level of social and environmental risk) • Rating D (representing a high level of social and environmental risk) • Rating E (indicating a very high level of social and environmental risk) Since 2021 we analyze all our DCM operations for Social and Environmental Risk . In 2022 , we integrated the Social, Environmental, and Climate Rating into XP Inc . 's Credit Rating model, ensuring that the evaluation of a company's social, environmental, and climate performance also contributes to the assessment of its economic and financial performance .

The New Product Policy at XP covers new products or activities in which the Firm may choose to engage . Generally, new business lines or new markets that materially impact the Firm’s risk profile, impose new substantive regulatory obligations, or require major process and/or technological changes would require approval under this procedure . Each new product has a Sponsor . The Sponsor, often the individual proposing the new activity, oversees the new product’s progress throughout the approval process . Once all the supporting documentation is completed, the activity undergoes the Assessment stage . The assessment serves as a consolidated data source where all impacted teams such as Risk, Operations, Finance or Legal, can provide input and identify any concerns or relevant information that would enable an informed decision to be made on the approval or denial of the new product . In this context, we performed a social, environmental, and climate risk analysis for the prospected product, thus identifying potential impacts that may be generated, as well as material, reputational, or legal risks from an ESG perspective . Finally, the Sponsor compiles the information for presentation to the New Activity Committee, made up of the CEO and board of XP’s Directors . Supplier Certification Process New Products Process GRI 2 - 23 I 2 - 25 I 2 - 6 I 3 - 3 I 201 - 2 I 204 - 1 I 308 - 1 I 308 - 2 I 412 - 1 I 414 - 2 Our supply chain. it is mainly composed of 3 macro categories: 1. Technology; 2. Marketing; 3. Corporate. From an ESG point of view, 100 % of our suppliers are evaluated from a social, environmental and climate perspective , and those classified as having low potential for impact undergo a simplified evaluation process through a survey of media reports, administrative processes and lawsuits and banned lists . Suppliers classified as having medium and high impact potential undergo a more complex evaluation process, which has its own methodology for evaluating and classifying socio - environmental and climate risks . This methodology includes an ESG questionnaire and takes into account a series of topics such as diversity, environmental compliance, labor relations, certifications, among other factors . In addition to our rigorous evaluation process, we also have contractual clauses that guarantee us the right to terminate the relationship with any supplier that may be involved with issues related to sexual exploitation, disrespect for the environment, diversity and free union association, slave and child labor and corruption, among others . Through these efforts, we understand that we can contribute to a responsible supply chain that promotes business practices and positive social and environmental outcomes . 85

GRI 2 - 28 I 3 - 3 I 201 - 2 Our Exposure to Social Environmental Risk In 2021 , we have developed our Social, Environmental and Climate Risk System . It takes into account our methodology for Assessing and Classifying Socio - environmental and ESG Risks, as well as the sectoral classifications of the Green Taxonomy, developed by the Brazilian Federation of Banks (Febraban) . In 2022 , we updated our system with several improvements, such as the inclusion of climate criteria in the evaluation methodology . The implementation of our proprietary system allowed us to carry out individual analysis of both individuals and companies, and mass classification of XP Inc. economy sector. With the analysis and classification of the entire client base (individuals and companies), suppliers and XP Inc.'s credit portfolio, several socio - environmental and climate quality indicators of our portfolios could be developed. These indicators are periodically monitored by the Socio - environmental and Climate Risk area through our ESG Dashboard, making it possible to assess and monitor the degree of exposure to socio - environmental and climate risk of the company's portfolios. As of December 31 st , 2022, our loan portfolio had only 4% of risk allocated to companies with high and very high socio - environmental risk. We understand that the socio - environmental and climate risk system is essential for us to evolve in portfolio management and in the identification of socio - environmental and climate risks and opportunities for XP Inc . Membership Associations We continue to participate in various committees and working groups related to socio - environmental and climate risks . Within the scope of the Brazilian Federation of Banks (Febraban), we participate in the ESG Committee and in four specific working groups : • Climate Squad : seeks to discuss methodologies developed globally from the perspective of climate risks . We aim to develop and implement tools for climate finance management, applicable to the Brazilian reality of banks . Among the topics discussed is the assessment of physical risk and tropicalized transition risk scenarios, as well as the measurement of climate sensitivity and financed emissions of the credit portfolio . • Regulation Squad : seeks to deal specifically with regulations recently published by BACEN, thus discussing adaptations to new standards . Among the topics addressed in the working groups, there is the implementation of the loss base and stress test . • Sustainable Finance Squad : seeks to expand the knowledge of banks in sustainable finance, promoting training on sustainable debt instruments for investment banking and corporate credit areas . • Deforestation Squad : The purpose of the working group was to mobilize commitments to discuss the implementation of deforestation risk management in agricultural chains in different segments of banking operations . At ABBC, we are coordinators of the Socio - Environmental and Climate Risk Commission . At the Financial Innovation Lab, we participate in the ESG Risks working group . 86

GRI 2 - 1 I 2 - 23 I 2 - 6 I 201 - 2 XP Inc . is fully aware of its responsibility to invest in the transition towards a low carbon economy, actively working to minimize both its direct and indirect environmental impacts and mobilize its entire ecosystem towards this transformative path . We recognize that climate change will have far - reaching consequences for society and the economy, presenting both risks and opportunities . Understanding the gravity of this issue, we believe that fulfilling our purpose of "improving people's lives" necessitates a committed and responsible approach to addressing the challenges posed by climate change . Notably, data from the Intergovernmental Panel on Climate Change (IPCC) underscores the heightened vulnerability of Brazil and Latin America to the impacts of a global temperature rise exceeding 2 ƒ C . Furthermore, regulatory pressures, exemplified by the Central Bank of Brazil's initiatives and new regulations on Social, Environmental, and Climate risks, reinforce the need for proactive action . XP Inc . firmly believes that achieving the objectives outlined in the Paris Agreement demands collective efforts, with the financial system playing a crucial role . Accordingly, we accord great importance to this topic in our business agenda and are consistently advancing in our journey to effectively manage climate risks and capitalize on opportunities . We are diligently assessing our exposure to climate risks through our participation in initiatives such as the Carbon Disclosure Project (CDP) and the Partnership for Carbon Accounting Financials (PCAF) . Our objective is to develop a comprehensive transition strategy and proactively prepare for forthcoming regulatory requirements in this domain . We remain committed to comprehensively examining the potential impacts of climate change on XP Inc . 's business, as detailed in the social, environmental, and climate risk section above . Moreover, we are progressively prioritizing products that make positive contributions to the climate agenda . By doing so, we aim to encourage our customers and stakeholders to duly consider the climate - related aspects when making their choices and investments. Our Climate Responsibility Climate Risk We understand climate risk as the possibility of losses caused by the materialization of physical risks, including extreme weather events and chronic changes in climate or transition patterns, including reputational, legal, market risks, among others, that may materialize as a consequence of the transition towards a low carbon economy . Climate risks represent a systemic challenge for the global economy, as they can interact with risks that traditionally affect the financial system and raise new questions . In 2022 , we expanded the scope of our work on climate risks and strengthened this variable in our social, environmental and climate assessments, where we adopted the Green Taxonomy developed by Febraban to identify the sectors most exposed to climate change and through our Social, Environmental and Climate, we assess our clients on their practices for identifying and managing climate risks, as well as their greenhouse gas emissions, as both practices can impact the Social, Environmental and Climate Risk Rating and, consequently, the pricing of transactions . Climate Sensitivity We measure the climate sensitivity of our credit portfolio, applying the Climate Risk Sensitivity Tool, developed by Febraban . The methodology combines relevant variables – sectorial rating and credit rating – and proportionality – representativeness in the portfolio and weighted average term of transactions – to define the most sensitive clients in our portfolio . As of December 31 st 2022 , 12 . 7 % of our credit portfolio was allocated to customers with high sensitivity to climate risks, down 2 % versus 2021 . It is important to highlight that, at the time of the analysis, 84 % of clients with high sensitivity had a Social, Environmental and Climate Rating of A or B , that is, clients who, despite being exposed to climate risk, already have environmental and climatic risk management practices . Despite their higher sensitivity, these clients also have good credit quality . 87

Published in 2017 , the recommendations of the Financial Stability Board’s Task Force on Climate - Related Financial Disclosures (TCFD) aim to encourage the disclosure of financial information related to climate risks and opportunities, allowing investors to make more informed decisions . XP Inc . recognizes the relevance of the TCFD and is working to ensure greater adherence to the recommendations that have a high degree of synergy with the new Socio - environmental and Climate risk regulations . In order to ensure greater transparency and greater adherence to market initiatives, since 2021 XP Inc . also actively participates in the Febraban Climate Squad, which aims to assist Brazilian financial institutions in the process of incorporating TCFD recommendations . The table below summarizes the launched and ongoing initiatives for joining the TCFD : TCFD Pillar Actions Taken and in progress Governance • Social Environmental & Climate Risk area that reports to our CRO and our ESG Chapter. • Social, Environmental and Climate Risk Commission; • Inclusion of the theme in the agendas of the Board and Audit Committee of the Board of Directors. Strategy • Mapping our exposure to weather risks and potential impacts for XP Inc. • Participation in working groups related to the theme. • Development of products and services related to the climate theme and working to stimulate the carbon market. • Measure and neutralize 100% of greenhouse gas emissions from our activities and assess. • Monitoring our exposure to climate risks through our risk management processes and climate indicators. • Engagement of our clients to reduce the impact of climate change on our institution's business. Risk Management • The climate variable is present in our social, environmental and climate risk assessment for customers and operations. • Specific metrics and indicators on the climate risk of our portfolios, monitoring these indicators on a quarterly basis. Metrics and Goals • Measuring scope 1, 2 and 3 emissions from our activities and a goal of neutralizing 100% of these emissions. • Measuring of our financed emissions and metrics for monitoring the evolution of the issuance intensity of our credit portfolio. • Report our sensitivity to climate risks, our direct emissions and financed emissions under the TCFD. TCFD Recommendations 88

In order to identify the most relevant climate-related issues for our clients that could pose risks for XP Inc. in the short, medium, and long term, we analyze public information from over 100 Brazilian companies that respond to the CDP. The risks are categorized based on their climate nature (physical or transitional) and their potential to materialize in the near, mid, and long-term. By conducting this assessment, we not only diagnose relevant issues for our portfolio and the economy as a whole, but also strengthen the integration of the climate variable in our risk assessment processes.

| Climate Event | Climate Risk Category | Potential Impact | | |
|---|---|---|---|---|
| | | Short Term | Medium Term | Long Term |
| Change in consumer behavior and failure to manage climate risks affecting the companies' reputation | Transition Risk | High | Very High | Very High |
| Changes in climate patterns affecting production capacity, working conditions or the supply chain and directly affecting the production capacity of companies | Physical Risk | High | High | High |
| Water crisis raising the cost of water | Physical Risk | Medium | Medium | Medium |
| Extreme events affecting production capacity, working conditions or the supply chain and directly affecting the production capacity of companies | Physical Risk | High | High | Very High |
| Extreme events, in particular heavy rains and droughts, affecting the companies' physical assets and buildings, leading to an increase in cost overruns | Physical Risk | High | High | High |
| New climate regulations and NDCs imposing limits on pollutant emissions or adaptation measures, and leading to fines or making it difficult to obtain permits | Transition Risk | Low | High | High |
| Carbon pricing or offset requirements leading to higher operating costs | Transition Risk | High | High | Very High |
| Risk of sunken assets or with loss of value in view of climate risks, especially transition | Transition Risk | Remote | Low | Medium |
| Physical and transitional risks reducing generation capacity and increasing energy and fuel costs or leading to penalties | Physical and Transition Risk | High | High | Medium |
| Physical and transition risks elevating credit risk and leading to losses in financial institutions | Physical and Transition Risk | Medium | High | High |
| Climate litigation | Transition Risk | Low | Medium | High |

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Financed Emissions In 2022 , we demonstrated our commitment to environmental responsibility by joining the Partnership for Carbon Accounting Financials (PCAF) . Through this partnership with other financial institutions, we developed harmonized methodologies for measuring financed emissions, specifically scope 3 , category 15 emissions . We applied this methodology to our wholesale loan portfolio and identified that throughout 2022 , we contributed to the issuance of approximately 64 , 621 tCO 2 e . This corresponds to an average intensity of 9 . 2 tCO 2 e for every R $ 1 million in credit operations . Despite the increase in total emissions by 74 % compared to 2021 , mainly due to the considerable growth of our loan portfolio, the average intensity of our emissions decreased by 24% . This reduction demonstrates the improved climate quality of our credit portfolio and our commitment to sustainability . Sector Financed Emissions (tCO2e) Agriculture, Food and Beverage 28,209.40 Industry 7,239.10 Construction and Furniture 6,006.32 Energy 2,626.37 Mining 1,814.15 Holdings 1,406,32 Transport 959.42 Paper, Pulp and Forestry Products 809.25 Others 13,326.51 Total 64,621 Intensity (tCO2e/R$ MM) 9.23 Score 4.58 As part of our commitment to environmental responsibility, we have implemented the PCAF methodology to calculate our financed emissions score . This methodology assigns a score from 1 to 5 , with a score closer to 1 indicating a more accurate calculation . Due to our loan portfolio consisting mainly of small and medium - sized privately held companies that do not typically disclose their emissions data, we achieved a score of 4 . 58 . While we have improved our score by approximately 0 . 3 points, we recognize the importance of promoting engagement with our customers to encourage them to measure and disclose their emissions . This will allow us to increase our score and improve the accuracy of our calculations . We understand that socio - environmental and climate risks are a significant concern for our institution, and we remain committed to developing better management practices to address these issues . Facilitated Emissions Financed emissions are intrinsically linked to investments and loans recorded on a financial institution's balance sheet, including equities, corporate loans, project financing, real estate credit, and vehicle financing . However, there are transactions that, despite being structured by the financial institution, are not recorded on their balance sheet, such as IPOs, capital market transactions, and derivatives . These transactions result in facilitated emissions, which are not currently accounted for in our calculations . As members of the Partnership for Carbon Accounting Financials (PCAF), we are committed to supporting the development of a methodology to calculate facilitated emissions . This will be particularly relevant for XP Inc . , as it should represent a significant portion of our operations . We will work closely with the PCAF to develop and apply this methodology to our operations once it becomes available . We recognize the importance of addressing social, environmental, and climate risks in our operations and are committed to developing best management practices to manage and mitigate these risks. 90

Exhibits 91

The following tables, information and KPIs bring together the main indicators of environmental, social and governance ("ESG") topics presented in our Integrated Report and additional information . We seek to be as transparent as possible with all our stakeholders, including investors, customers, employees and partners . For further information about the Company and its results, access the XP Inc . website, in the "Investor Relations" tab . Exhibits: Indicators Booklet SASB FN - AC - 510 a . 1 Total amount of monetary losses as a result of lawsuits associated with fraud, insider trading, antitrust, anticompetitive behavior, market rigging, bad practice, other financial industry laws or regulations . 92 In the Loss Reimbursement Mechanism (“MRP”), also managed by BSM, a payment of BRL 1 , 043 , 739 . 42 was made, referring to the order imposed by the self - regulator . The proceedings paid had been commenced in 2021 . The CVM commenced an administrative proceeding against XP Investimentos CCTVM S . A . to examine the complaints received from investors regarding instabilities/unavailability that occurred on the Clear trading platforms in 2019 and 2020 . XP proposed the execution of a Settlement Agreement . After discussions with the CVM, the Settlement Agreement, in the amount of BRL 5 million, was accepted and signed . After complying with all obligations provided for in the Settlement Agreement (which are still ongoing), the administrative proceeding will be permanently filled . FN - CF - 220 a . 1 Number of account holders whose information is used for secondary purposes ; and FN - CF - 220 a . 2 Total amount of monetary losses as a result of legal proceedings associated with customer privacy Personal information collected through XP Group channels is used for the purposes set out in the Privacy Policy . We are not aware that this information is used for secondary purposes that were not previously consented to by the subjects . We had no monetary losses resulting from legal proceedings . GRI 2 - 6 Significant changes in the organization and supply chain On November 26 , 2020 , Itaú Unibanco announced to the market that the spin - off with XP Inc . was approved, through the spin - off of its shares (about 41 % of the company's capital on September 30 , 2020 ) to the vehicle XPart, merged on May 31 , 2021 . On February 1 , 2021 , we publicly announced our intent to merge XPart with XP Inc . , to improve our corporate governance and capital structure to shareholder level . On October 1 , 2021 , the spin - off event with Itaú Unibanco was carried out through the approval of the merger of XPart with XP Inc . , whereby 225 , 796 , 528 Class A shares were issued, including as BDRs, to shareholders of XPart . On October 4 , 2021 , our BDRs started to be traded on B 3 , under the ticker "XPBR 31 ," and we started to have a shareholding base of more than 200 , 000 institutional investors and individuals . 2 - 16 Communicating Critical Concerns XP Inc . is concerned to disclose material information relating to its business consistently, completely and fairly, according to requirements of the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers Automat Quotations ("NASDAQ") and applicable legislation . It is the policy of XP Inc . that all disclosures made by the Company to bond holders, the investor community or the press (i) are accurate and complete, (ii) fairly present the financial condition and operating results and business of XP Inc . in all material aspects, and (iii) are made in a timely manner, as required by the SEC, NASDAQ and applicable law . XP Inc . adopted the Disclosure Controls and Procedures Policy to ensure that information required to be disclosed by the Company in reports submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the period specified by that regulatory institution . All employees are expected to comply with the Disclosure Controls and Procedures Policy, and failure to do so subjects the employee to disciplinary action and may be grounds for dismissal . Employees are encouraged to report possible violations of this Policy to the Investor Relations Area or through the Confidential Reporting Channel .

Exhibits: Indicators Booklet 201 - 1 Direct economic value generated and distributed (DVA) XP Inc. and subsidiaries Statement of value added for the years ended December 31, 2021, and 2022 (unaudited) (In thousands of reais) 93 Breakdown of value added (R$ million) 2021 2022 Direct Economic Value Generated Revenue Provision of services (gross of taxes) 6,801,679 6,508,756 Result of operations with financial instruments 5,997,072 7,527,333 Other net operating revenues (expenses) 324,354 256,944 Reversal (supplementation) of the allowance for doubtful accounts (92,560) (94,159) Total Revenues 13,030,545 14,198,874 Inputs acquired from third parties Operating Costs (3,657,592) (4,009,818) Communication and data processing (327,522) (713,022) Loss and recovery of assets values (4,377) - Other administrative expenses - (693,163) Gross value added 9,041,054 8,782,871 Depreciation and Amortization (231,730) (205,877) Net value added produced 8,809,324 8,576,994 Value added received from transfer Equity accounting (7,710) (12,165) Total value added received from transfer (7,710) (12,165) Total value added to be distributed 8,801,614 8,564,829 Distribution of Value Added (R$ million) 2021 2022 Personnel and charges 3 , 283 , 457 3,943,284 Direct compensation 1,41 6 ,2 4 7 1,597,229 Employees' profit sharing 1,36 2 ,0 4 6 1,640,904 Benefits 1 3 0,187 195,763 Social security charges 3 5 8,878 487,237 Other 16,099 22,151 Taxes, fees, and contributions 1 , 7 7 3 , 4 6 7 624,540 Federal 1,12 8 ,7 0 7 787,390 State 2,516 3,770 Municipal 2 5 9,053 229,817 Deferred taxes 3 8 3,191 (396,437) Compensation on third - parties capital 152 , 230 416,794 Financial expenses 1 3 5,732 402,303 Rents 16,498 14,491 Compensation on equity 3 , 592 , 460 3,580,211 Non - controlling shareholder's interests 3,044 1,161 Retained earnings (losses) of shareholders 3,58 9 ,4 1 6 3,579,050 Distributed value added 8 , 801 , 614 8,564,829

It should be noted that we prioritize local suppliers, especially our main office, in terms of business and employees, located in São Paulo. 205 - 3 Confirmed cases of corruption and adopted measures We had no adverse judgments related to the duty of care by XP Group representatives, nor cases of mediation and arbitration in which professional integrity was the subject of analysis. Exhibits: Indicators Booklet 204 - 1 Proportion of expenses with local vendors The proportion of XP Inc.'s spending with suppliers was as follows: 94 2021 2022 São Paulo 83.8% 52.0% Rio de Janeiro 5.0% 8.0% Minas Gerais 1.7% 0.4% Nova York - 5.0% Miami - 1.0% 2021 2022 Total number of confirmed cases where own employees were punished or fired 0 0 Termination or non - renewal of contracts with partners 0 0 Involvement in investigations and/or legal proceedings for possible involvement in corruption cases 0 0 Total number of confirmed cases of corruption 0 0

Exhibits: Indicators Booklet 308 - 1 and 308 - 2 New suppliers selected based on environmental criteria and negative environmental impacts on the supply chain and actions taken 95 2021 2022 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 11 11 Companies where Companies where the sector has the sector has What are the main potential or actual negative impacts generated by these suppliers greater potential for degrading work in greater potential for degrading work in the value chain or the value chain or deforestation. deforestation. Total number of suppliers submitted to environmental impact assessments 1,883 2,797 Percentage of suppliers submitted to environmental impact assessments 1 1 Number of new suppliers selected based on environmental criteria 1,261 1,261 Percentage of new suppliers selected based on environmental criteria 1 1 Number of suppliers with whom improvements were agreed as a result of these assessments 1 0 Number of suppliers with whom the relationship was terminated due to these issues 1 0

Exhibits: Indicators Booklet 408 - 1 and 409 - 1 Operations and suppliers with significant risk of child labor and forced or compulsory labor Notes: Percentage increase between 2021 and 2022 is due to the change in the scope of data: in 2021 we considered all active customers (individuals and companies) and 2022 we considered customers in the loan portfolio (legal entities). 96 2021 2022 Number of operations with risk of child labor 1.6% of total Active Customers 4% of the credit portfolio allocated to companies with high and very high social, environmental and climate risk. Number of operations with risk of having workers exposed to hazardous work 0.5% of total Active Customers 4% of the credit portfolio allocated to companies with high and very high social, environment al and climate risk. Number of suppliers with risk of child labor 0.5% of the total Active Suppliers 0.10% of the total active suppliers Measures taken by the organization during the reporting period to contribute to the elimination of all forms of child labor Since 2020 , we have developed a social, environmental and climate risk assessment process for credit transactions, reinforcing our diligence on the topic of child labor . Additionally, we formalized the impediment to any level of relationship with companies that maintain practices of exploitation of child labor in our List of Prohibited Activities . In 2021 , XP Inc . has implemented a comprehensive social, environmental, and climate risk analysis as an integral part of our account opening process, encompassing individuals as well as companies . We are dedicated to evaluating 100 % of our customers and suppliers, employing specific criteria that prioritize social, environmental, and climate considerations when approving relationships .

Exhibits: Indicators Booklet 408 - 1 and 409 - 1 Operations and suppliers with significant risk of child labor and forced or compulsory labor Notes: Percentage increase between 2021 and 2022 is due to the change in the scope of data: in 2021 we considered all active customers (individuals and companies) and 2022 we considered customers in the loan portfolio (legal entities). 97 2021 2022 Number of operations with risk of forced or slave - similar labor 2.9% of the total Active Customers 4% of the credit portfolio allocated to companies with high and very high social, environment al and climate risk. Number of suppliers with risk of forced or slave - similar labor 0.9% of the total Active Suppliers 0.10% of the total active suppliers Measures taken by the organization during the reporting period to contribute to the elimination of all forms of forced or slave - similar labor Since 2020 , we have developed a social, environmental and climate risk assessment process for credit transactions, reinforcing our diligence on the topic of child labor . Additionally, we formalized the impediment to any level of relationship with companies that maintain practices of exploitation of child labor in our List of Prohibited Activities . In 2021 , XP Inc . has implemented a comprehensive social, environmental, and climate risk analysis as an integral part of our account opening process, encompassing individuals as well as companies . We are dedicated to evaluating 100 % of our customers and suppliers, employing specific criteria that prioritize social, environmental, and climate considerations when approving relationships .

# Exhibits: Indicators Booklet

**412-1 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken**

| Assessment of Impacts on Human Rights | 2020 | 2021 | 2022 |
|---|---|---|---|
| Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact | 12 | 8 | 22 |
| What are the main potential or actual negative impacts generated by these suppliers | Degrading work in the value chain | Companies where the sector has greater potential for degrading work in the value chain | Companies where the sector has greater potential for degrading wor k in the value chain |
| Total number of suppliers submitted to human rights impact assessments<br>(Assessments can be informed by audits, contractual reviews, documentation review at certification times, certification updates, involvement of both parties and complaints and complaint mechanisms) | 0 | 1,883 | 2,797 |
| Percentage of suppliers submitted to human rights impact assessments | 0% | 100% | 100% |
| Number of new suppliers selected based on human rights criteria<br>Human rights criteria may include:<br>- Child labor<br>- Discrimination<br>- Forced or slave-like labor<br>- Indigenous rights | - | 1,261 | 1,261 |
| Percentage of new suppliers selected based on human rights criteria | 0% | 100% | 100% |
| Total number of suppliers submitted to human rights impact assessments<br>(Assessments can be informed by audits, contractual reviews, documentation review at certification times, certification updates, involvement of both parties and complaints and complaint mechanisms) | 0 | 1,883 | 1,883 |
| Percentage of suppliers submitted to human rights impact assessments | 0% | 100% | 100% |

98

Exhibits: Indicators Booklet 414 - 1 and 414 - 2 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken 99 Assessment of Impacts on Labor Practices 2020 2021 2022 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 12 8 22 What are the main potential or actual negative impacts generated by these suppliers Exploitative labor practices across the value chain Companies in sectors with a higher risk of labor exploitation along the value chain Companies where the sector has greater potential for degrading work in the value chain Total number of suppliers submitted to labor practice impact assessments (Assessments may be informed by audit results, contractual reviews, involvement of both parties and complaint and complaint mechanisms) - 116 0 Labor criteria may include: Employment practices; Health and safety practices; Number of Incidents (oral, psychological, physical, sexual abuse, coercion or harassment); Salaries and compensation and Working Hours Percentage of suppliers submitted to labor practice impact assessments 0% 6% 0%

Exhibits: Indicators Booklet 414 - 1 and 414 - 2 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken 100 Assessment of Impacts on Society 2020 2021 2022 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 22 11 22 What are the main potential or actual negative impacts generated by these suppliers Sensitive input, relationship with deforestation Companies where the sector has greater potential for degrading work in the value chain or deforestation Companies where the sector has greater potential for degrading work in the value chain Total number of suppliers submitted to impact on society assessments - 1,883 2,797 (This assessment is mainly linked to impacts on local society, community) Percentage of suppliers submitted to impact on society assessments 0% 100% 100% Number of new suppliers selected based on impact on society criteria - 1261 962 Percentage of new suppliers selected based on impact on society criteria 0% 100% 100% Number of suppliers with whom improvements were agreed as a result of these assessments - 0 0 Number of suppliers with whom the relationship was terminated due to these issues - 1 0

Exhibits: Indicators Booklet 418 - 1 Proven complaints concerning breaches of customer privacy and loss of customer data 101 Total number of proven complaints regarding breaches of customer privacy, categorized 2021 2022 i. Complaints received from external parties and proven by the organization: Total Complaints: 42 34 Recurring complaints (same subject complaining at other times): 15 3 Total number of requests received from data subjects: 25,902 (directly from subject, queries and complaints) 33,766 (directly from subject, queries and complaints) ii. Complaints from regulatory agencies: 0 0 Total number of leaks, thefts or losses of customer data that have been identified: 0 0 If the organization has not identified any proven complaints, a brief statement to that effect will suffice. N/A N/A

102 Exhibits: Indicators Booklet Financial Statements Managerial Income Statement (R$ million) 2021 2022 Total Gross Revenue 12 , 799 14,036 Retail 9,793 10,157 Institutional 1,277 1,919 Issuer Services & Corporate 1,213 1,295 Other 516 666 Net Revenue 12 , 077 13,347 COGS (3,52 3 ) (3,965) Gross Profit 8 , 555 9,382 Gross Margin 70 . 8% 70.3% SG&A (4,36 4 ) (5,317) D&A (2 3 2) (206) Interest expense on debt (1 3 6) (402) Share of profit or (loss) in joint ventures and associates (8) (12) EBT 3 , 815 3,445 EBT Margin 31 . 6% 25.8% Tax Expense (Accounting) (2 2 3) 135 Tax expense (Tax Witholding in Funds)¹ (5 6 7) (754) Effective tax rate (Normalized) - 18 . 0% - 14.7% Net Income 3 , 592 3,580 Net Margin 29 . 7% 26.8% Adjustments 411 494 Adjusted Net Income² 4 , 003 4,075 Adjusted Net Margin 33 . 1% 30.5% Accounting Income Statement (R$ million) 2021 2022 Total revenue and income 12,077 13,347 Net revenue from services rendered 6,196 5,940 Brokerage commission 2,465 2,103 Management fees 1,490 1,581 Securities placement 1,917 1,631 Insurance brokerage fee 133 153 Educational services 71 27 Banking fees 193 564 Other services 532 449 Taxes and contributions on services (605) (568) Net income from financial instruments measured at amortized cost and at fair value through other comprehensive income (1,559) 1,145 Net income from financial instruments at fair value through profit or loss 7,440 6,262 Operating costs and expenses (8,262) (9,903) Operating costs (3,430) (3,871) Selling expenses (227) (139) Administrative expenses (4,693) (5,641) Other operating income (expenses), net 324 257 Expected Credit Losses (93) (94) Interest expense on debt (136) (402) Share of profit or (loss) in joint ventures and associates (8) (12) Income before income tax 3,815 3,445 Income tax expense (223) 136 Net income 3,592 3,580 Notes: (1) Tax adjustments are related to tax withholding expenses that are recognized net in our gross revenue. (2) See appendix for a reconciliation of Adjusted Net Income.

Exhibits: Indicators Booklet Financial Statements 103 Balance Sheet (R$ million) 2021 2022 Cash 2,486 3,553 Financial assets 127 , 745 177,682 Fair value through profit or loss 69 , 124 96,730 Securities 5 8 ,1 8 0 87,513 Derivative financial instruments 1 0 ,9 4 4 9,217 Fair value through other comprehensive income 32 , 332 34,479 Securities 3 2 ,3 3 2 34,479 Evaluated at amortized cost 26 , 289 46,473 Securities 2,239 9,272 Securities purchased under agreements to resell 8,895 7,604 Securities trading and intermediation 1,406 3,271 Accounts receivable 469 598 Loan operations 12 , 82 0 22,211 Other financial assets 462 3,517 Other assets 4,688 5,761 Recoverable taxes 153 163 Rights - of - use assets 285 258 Prepaid expenses 3,983 4,240 Other 268 1,099 Deferred tax assets 1,273 1,612 Investments in associates and joint ventures 2,013 2,272 Property and equipment 314 311 Goodwill and Intangible assets 821 844 Total assets 139 , 340 192,035 Balance Sheet (R$ million) 2021 2022 Financial liabilities 91,358 127,709 Fair value through profit or loss 14,573 22,135 Securities 2,665 13,529 Derivative financial instruments 11,908 8,605 Evaluated at amortized cost 76,785 105,574 Securities sold under repurchase agreements 26,281 31,790 Securities trading and intermediation 15,598 16,063 Financing instruments payable 24,429 43,684 Market funding operations 20,122 38,094 Debt securities in issue 4,307 5,590 Accounts payables 868 617 Borrowings 1,929 1,866 Other financial liabilities 7,680 11,554 Other liabilities 33,534 47,173 Social and statutory obligations 1,022 968 Taxes and social security obligations 550 365 Retirement Plans liabilities 31,921 45,734 Provisions and contingent liabilities 29 44 Other 11 62 Deferred tax liabilities 29 111 Total liabilities 124,921 174,992 Equity attributable to owners of the Parent company 14,417 17,036 Issued capital 0 0 Capital reserves 14,923 19,156 Other comprehensive income (335) (134) Retained earnings 0 0 Treasury shares (172) (1,987) Non - controlling interest 3 6 Total equity 14,420 17,042 Total liabilities and equity 139,340 192,035

Exhibits: Indicators Booklet Financial Statements 104 Cash Flow (R$ million) 2021 2022 Operating activities Income before income tax 3,815 3 , 445 Adjustments to reconcile income before income taxes Depreciation of property, equipment and right - of - use assets 69 111 Amortization of intangible assets 163 96 Loss on write - off of property, equipment and intangible assets and lease, net 20 21 Share of profit or (loss) in joint ventures and associates 8 (62) Income from share in the net income of associates measured at fair value - 128 Expected credit losses on financial assets 93 94 (Reversal of) Provision for contingencies, net 5 (3) Net foreign exchange differences 507 (292) Share based plan 561 585 Interest accrued 182 373 Loss on disposal of investments - - Changes in assets and liabilities Securities (assets and liabilities) (21 , 904) (28 , 309) Derivative financial instruments (assets and liabilities) 675 (1 , 550) Securities trading and intermediation (assets and liabilities) (5,086) (1 , 424) Securities purchased (sold) under resale (repurchase) agreements (7,827) 7 , 445 Accounts receivable 37 (157) Loan operations (8,919) (9 , 417) Prepaid expenses (2,589) (258) Other assets and other financial assets (675) (3 , 358) Accounts payable (134) (309) Financing instruments payable 14,409 17 , 611 Social and statutory obligations 355 (54) Tax and social security obligations 279 (91) Private pension liabilities 18,533 13 , 813 Other liabilities and other financial liabilities 4,271 3 , 939 Cash from operations ( 3 , 153 ) 2 , 37 6 Income tax paid (784) (371) Contingencies paid (3) (3) Interest paid (81) (198) Net cash flows from (used in) operating activities ( 4 , 020 ) 1 , 80 5 Cash Flow (R$ million) (continuation) 2021 2022 Investment activities Acquisition of property and equipment ( 1 35) (45) Acquisition of intangible assets ( 2 18) (83) Acquisition of subsidiaries, net of cash acquired ( 4 1) (69) Acquisition of associates and joint ventures ( 7 57) (175) Disposal of investments - - Net cash flows used in investing activities (1, 1 51 ) (372) Financing activities Proceeds from borrowings 1 , 571 - Acquisition of treasury shares - (1,815) Acquisitions/payments of debt securities in issued 4 , 191 (176) Payments of borrowings and lease liabilities ( 7 6) (102) Payment of debt securities issued ( 1 78) - Proceeds from issuance of debentures - 3,755 Dividends paid to owners of the parent - - Proceeds from capital contributions, net - - Transactions with non - controlling interests (0) 4 Dividends paid to non - controlling interests (3) (2) Proceeds from SPAC issuance of shares 1 , 135 - Net cash flows from financing activities 6, 6 3 9 (200) Net increase (decrease) in cash and cash equivalents 1, 4 6 8 1,232 Cash and cash equivalents at the beginning of the period 2 , 660 16,858 Effects of exchange rate changes on cash and cash equivalents ( 3 77) (17) Cash and cash equivalents at the end of the period 3, 7 5 2 18,074 Cash 2 , 486 12,620 Securities purchased under agreements to resell 1 , 071 3,705 Interbank certificate deposits 195 931 Other deposits - 817 Reconciliation of Adjusted Net Income (R$ million) 2021 2022 Net Income 3 , 592 3,580 (+) Share Based Compensation 658 793 (+/ - ) Taxes (247) (299) Adjusted Net Income 4 , 00 4 4,075

Summary of Methodol o gies 105

Summary of Methodologies International <IR> Framework 106 Content Elements Section Page 4A. Organizational Overview and External Environment Organizational Overview 4 4B. Governance Governance 67 4C. Business Model XP Inc. 19 4D. Risks and Opportunities Risks and Opportunities 82 4E. Strategy and Resource Allocation Our Strategy 25 4F. Performance Our Performance 23 4G. Outlook Our Strategy 25 4H. Basis of preparation and presentation About this Report 3

# Summary of Methodologies

## Sustainability Accounting Standards Board (SASB)

| Indicator | Section | Page |
| --- | --- | --- |
| FN-EX-510a.2 Discussion of processes to identify and assess conflicts of interest | Ethics and Corporate Policies | 73 |
| | Client Focus | 26 |
| FN-EX-550a.3 Description of efforts to prevent technology errors, security breaches, and market disruptions | Data Privacy and Information Security | 77 |
| | Exhibits: Indicators Booklet | 94 |
| FN-EX-410a.4 Description of the policy encouraging or requiring listed companies to publicly disclose environmental, social and governance (ESG) information | ESG Governance | 52 |
| FN-AC-270a.3 Description of approach to inform customers about products and services | Client Focus | 26 |
| FN-AC-510a.1 Total amount of monetary losses as a result of lawsuits associated with fraud, insider trading, antitrust, anticompetitive behavior, market rigging, bad practice, other financial industry laws or regulations. | Exhibits: Indicators Booklet | 94 |
| FN-AC-510a.2 Description of Policies and Procedures for whistleblowers | Ethics and Corporate Policies | 73 |
| FN-IB-330a.1 Percentage of gender and racial/ethnic group representation in (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees. | Diversity & Inclusion | 39 |
| FN-IB-410a.2 (1) Number and (2) total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector | Exhibits: Indicators Booklet | 94 |
| FN-IB-410a.3 Description of approach to incorporate environmental, social and governance (ESG) factors into investment banking and brokerage activities | Our ESG Commitments | 50 |
| FN-IB-510b.1 (1) Number and (2) percentage of employees with a record of investment-related investigations, consumer-initiated complaints, private civil litigation, or other regulatory proceedings. | Zero | |
| FN-IB-510b.2 Number of mediation and arbitration cases associated with professional integrity, including duty of care, on the part of | Zero | |
| FN-IB-510b.3 Total value of monetary losses as a result of legal proceedings associated with professional integrity, including duty of care. | Zero | |
| FN-CB-410a.2 Description of approach to incorporate environmental, social and governance (ESG) factors into credit analysis. | Risk Management | 83 |
| FN-CF-220a.1 Number of account holders whose information is used for secondary purposes | Exhibits: Indicators Booklet | 94 |
| FN-CF-220a.2 Total amount of monetary losses as a result of legal proceedings associated with customer privacy, Customer Privacy | Exhibits: Indicators Booklet | 94 |

107

# Summary of Methodologies

## Global Reporting Initiative (GRI)

| Indicator | Content | Section/Information | Page |
|---|---|---|---|
| GRI 1 | 2021 Fundamentals | | |
| 2-1 | Organizational Details | Introduction to the report<br>Our History<br>Our Culture, Values and Purpose | 3<br>11<br>14 |
| 2-2 | Entities included in the organization's sustainability reporting | **Direct Subsidiaries**<br>XP Investimentos S.A.<br><br>We have 47 indirect subsidiaries that are describe on page 99 of our 20F report | - |
| 2-3 | | Introduction to the report | 3 |
| 2-4 | Restatements of information | There has been an update to our proprietary methodology for analyzing Social, Environmental, and Climate Risk, as well as assigning ESG ratings, including the climate variable in credit and investment banking analysis. In addition, there has been a change in the calculation of climate sensitivity, with collateralized credit and derivatives portfolios being considered in 2021, while only the collateralized credit portfolio was considered in 2022. | |
| 2-5 | External Assurance | The preparation of the Integrated Annual Report did not go through an external verification process, given that our internal policies do not require obtaining external verification, only the involvement of the highest governance body and executives. Despite this, since 2021 the ESG Report has become an Integrated Report, considering the <IR> Framework of the International Integrated Reporting Council (IIRC) | |
| 2-6 | Activities, value chain, and other business relationships | 2022 Highlights<br>Our History<br>Our Culture, Values and Purpose<br>Our Business Model<br>XP Educação: Finance and Technology<br>Our ESG Governance<br>ESG-related Products and Services<br>Social, Environmental and Climate Risk<br>Our Climate Responsability | 6<br>11<br>14<br>18<br>28<br>51<br>56<br>82<br>87 |
| 2-7 | Employees | Employees Profile<br>Social Performance | 31<br>33 |
| 2-8 | Workers who are not employees | Employees Profile | 31, 32 |

108

# Summary of Methodologies

## Global Reporting Initiative (GRI)

| Indicator | Content | Section/Information | Page |
|---|---|---|---|
| GRI 1 | 2021 Fundamentals | | |
| 2-8 | Workers who are not employees | Employees Profile | 31, 32 |
| 2-9 | Governance structure and composition | Our ESG Governance<br>Ownership Structure<br>Board of Directors<br>Executive Board | 51<br>67<br>68<br>69 |
| 2-10 | Nomination and selection of the highest governance body | Ownership Structure<br>Board of Directors<br>Executive Board<br>Committees | 67<br>68<br>69<br>70 |
| 2-11 | Chair of the highest governance body | Ownership Structure<br>Board of Directors<br>Executive Board | 67<br>68<br>69 |
| 2-12 | Role of the highest governance body in overseeing the management of impacts | Materiality<br>Our ESG Governance<br>Board of Directors<br>Executive Board<br>Main Risks | 8<br>51<br>68<br>69<br>81 |
| 2-13 | Delegation of responsibility for managing impacts | Our ESG Governance | 51, 52 |
| 2-14 | Role of the highest governance body in sustainability reporting | Our ESG Governance | 51, 52 |
| 2-15 | Conflicts of interest | Ethics and Corporate Policies | 72, 73 |
| 2-16 | Communication of critical concerns | Ethics and Corporate Policies<br>Confidential Reporting Channel<br>Ombudsman's Office | 72, 73<br>78<br>79 |
| 2-17 | Collective knowledge of the highest governance body | Board of Directors<br>Executive Board | 68<br>69 |
| 2-18 | Evaluation of the performance of the highest governance body | Board of Directors<br>Executive Board<br>Compensation and incentives | 68<br>69<br>71 |
| 2-19 | Remuneration policies | People<br>Compensation and incentives | 33<br>71 |
| 2-20 | Process to determine remuneration | Goals & Performance<br>Compensation and incentives | 34<br>71 |
| 2-21 | Annual total compensation ratio | Due to confidentiality restrictions, we do not disclose the annual compensation of the highest-paid individual in the company. | - |
| 2-22 | Statement on sustainable development strategy | Message from our Leadership<br>Our ESG Commitments | 4<br>49 |
| 2-23 | Policy commitments | Ethics and Corporate Policies<br>Main Risks | 72, 73<br>80 |

109

# Summary of Methodologies

## Global Reporting Initiative (GRI)

| Indicator | Content | Section/Information | Page |
|---|---|---|---|
| GRI 1 | 2021 Fundamentals | | |
| 2-24 | Embedding policy commitments | Ethics and Corporate Policies<br>Compliance<br>Anti-corruption<br>Advisor Governance | 72,73<br>74<br>75<br>77 |
| 2-25 | Processes to remediate negative impacts | Ethics and Corporate Policies<br>Confidential Reporting Channel<br>Ombudsman's Office<br>Main Risks | 72, 73<br>78<br>79<br>80 |
| 2-26 | Mechanisms for seeking advice and raising concerns | Compliance<br>Confidential Reporting Channel | 74<br>78 |
| 2-27 | Compliance with laws and regulations | During the reporting period, no cases of non-compliance with laws and regulations were recorded. | - |
| 2-28 | Membership in associations | ESG-related Products and Services<br>Our Exposure to Social Environmental Risk | 56<br>86 |
| 2-29 | Approach to stakeholder engagement | Materiality<br>Main Numbers Goals<br>Our Positive Impact | 8<br>42<br>44 |
| 2-30 | Collective bargaining agreements | Employees Profile | 31 |
| | Material themes | | |
| 3-1 | Process to determine material topics | Materiality<br>Voluntary Commitments<br>Main Numbers Goals | 8<br>42<br>44 |
| 3-2 | List of material topics | Relevant Topics | 9 |
| | **Economic Performance** | | |
| 201-1 | Direct economic value generated and distributed | Value Generation<br>Exhibits: Indicators Booklet | 25<br>93 |
| 201-2 | Financial Implications and other risks and oportunitties resulting from climate change | Social, Environmental Risk Management<br>Our Exposure to Social Environmental Risk<br>Our Climate Responsability | 82, 83, 84, 85<br>86<br>87 |
| | **Indirect Economic Impacts** | | |
| 203-2 | Significat indirect economic impacts | Voluntary Commitments<br>Main Numbers Goals | 42<br>44 |
| 204-1 | | Social, Environmental Risk Management<br>Our Exposure to Social Environmental Risk<br>Exhibits: Indicators Booklet | 82, 83, 84, 85<br>86<br>94 |

110

# Summary of Methodologies

## Global Reporting Initiative (GRI)

| Indicator | Content | Section/Information | Page |
|---|---|---|---|
| | **Material themes** | | |
| | **Anti-Corruption** | | |
| 205-1 | Operations evaluated for risks related to corruption | Compliance | 74 |
| 205-2 | Communication and training in anti-corruption policies and procedures | Anti-corruption | 75 |
| 205-3 | Confirmed cases of corruption and adopted measures | Anti-corruption<br>Exhibits: Indicators Booklet | 75<br>102 |
| | **Operational Eco-efficiency** | | |
| 301-1 | Materials used, broken down by weight or volume | The process is coordinated by the condominium, and we do not have access to the information | - |
| 301-2 | Raw materials or recycled materials used | Waste Management | 54 |
| 302-1 | Energy consumption within the organization | Eco-efficiency in our operations | 53 |
| 302-2 | Energy consumption outside the organization | Indicator is not managed by the company | - |
| 302-3 | Energy intensity | Indicator is not managed by the company | - |
| 302-4 | Reduction of energy consumption | Indicator reporting is not applicable, as we do not have emission reductions, only avoided emissions reporting | - |
| 303-1 | Interactions with water as a shared resource | Indicator is not managed by the company | - |
| 303-2 | Management of impacts related to water disposal | Eco-efficiency in our operations | 53 |
| 303-3 | Water catchment | The process is coordinated by the condominium, and we do not have access to the information | - |
| 303-5 | Water consumption by source | Eco-efficiency in our operations | 53 |
| 305-1 | Direct emissions of greenhouse gases (GHG) (Scope 1) | | |
| 305-2 | Indirect emissions of greenhouse gases (GHG) (Scope 2) | Carbon Footprint | 55 |
| 305-3 | Other indirect emissions of greenhouse gases (GHG) (Scope 3 | | |
| 305-4 | Intensity of greenhouse gas (GHG) emissions | Indicator is not managed by the company | - |
| 305-5 | Reduction of greenhouse gas (GHG) emissions | Indicator reporting is not applicable, as we do not have emission reductions, only avoided emissions reporting | - |
| 305-6 | Emissions of ozone-depleting substances (ODS) | Indicator reporting does not apply to the company's activities | - |
| 305-7 | NOX, SOX and other significant atmospheric emissions | Indicator reporting does not apply to the company's activities | - |
| 306-1 | Waste management and significant impacts related to waste | | |
| 306-2 | Waste by type and disposal method | | |
| 306-3 | Waste generated | Waste Management | 54 |
| 306-4 | Waste not intended for final disposal | | |
| 306-5 | Waste destined for final disposal | | |
| | **Environmental Assessment of Suppliers** | | |
| 308-1 | New suppliers selected based on environmental criteria | Social, Environmental Risk Management<br>Our Exposure to Social Environmental Risk<br>Our Climate Responsability<br>Exhibits: Indicators Booklet | 82, 83, 84, 85<br>86<br>87<br>95 |
| 308-2 | Negative environmental impacts in the supply chain and actions taken | | 95 |

111

# Summary of Methodologies

## Global Reporting Initiative (GRI)

| Indicator | Content | Section/Information | Page |
|---|---|---|---|
| | **Material themes** | | |
| | **Employment** | | |
| 401-1 | New employee hires and employee turnover | Social Performance | 33 |
| 401-2 | Benefits offered to full-time employees that are not offered to temporary or part-time employees | People | 30 |
| 401-3 | Maternity/paternity leave | | |
| | **Training and Education** | | |
| 404-1 | Average hours of training per year per employee | Leadership<br>Qualification and Training<br>Corporate Programs<br>Anti-corruption | 35<br>36<br>37<br>75 |
| 404-2 | Programs for employee skills development and career transition assistance | Qualification and Training<br>Corporate Programs | 36<br>37 |
| | **Diversity** | | |
| 405-1 | Diversity in governance bodies and employees | Employees Profile | 32 |
| 405-2 | Mathematical ratio of base salary and compensation for women in relation to men | Employees Profile | 31 |
| | **Non-discrimination** | | |
| 406-1 | Number of discrimination cases and corrective measures taken | Ethics and Corporate Policies | 72 |
| | **Child Labor** | | |
| 408-1 | Operations and suppliers identified as at risk for cases of child labor | Exhibits: Indicators Booklet | 96 |
| | **Forced or Slave Similar Labor** | | 96, 97 |
| 409-1 | Operations and suppliers identified as at risk for cases of forced or slave-similar labor | Exhibits: Indicators Booklet | 96, 97 |
| | **Human Rights Assessment** | | |
| 412-1 | Operations subject to human rights impact analysis or assessment | Ethics and Corporate Policies<br>Social, Environmental Risk Management<br>Our Exposure to Social Environmental Risk<br>Exhibits: Indicators Booklet | 82, 83, 84, 85<br>86<br>98 |
| | **Local Communities** | | |
| 413-1 | Operations with local community engagement, impact assessments and development programs | Voluntary Commitments<br>Main Numbers Goals | 42<br>44 |
| | **Social Assessment of Suppliers** | | |
| 414-1 | New suppliers selected based on social criteria | Exhibits: Indicators Booklet | 99, 100 |
| 414-2 | Negative social impacts on the supply chain and actions taken | | |
| | **Customer Privacy** | | |
| 418-1 | Proven complaints concerning breaches of customer privacy and loss of customer data | Exhibits: Indicators Booklet | 101 |

112